Management’s Discussion and Analysis
For the three and six months ended June 30, 2023
(Expressed in United States Dollars, unless otherwise stated)

Management’s Discussion and Analysis For the three and six months ended June 30, 2023

This Management’s Discussion and Analysis (“MD&A”) of the financial position and results of operations for Equinox Gold Corp. (the “Company” or “Equinox Gold”) should be read in conjunction with the audited consolidated financial statements of the Company as at and for the year ended December 31, 2022 and the unaudited condensed consolidated interim financial statements of the Company for the three and six months ended June 30, 2023 and the related notes thereto, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. For further information on the Company, reference should be made to its public filings on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.
This MD&A is prepared by management and approved by the Board of Directors as of August 2, 2023. This discussion covers the three and six months ended June 30, 2023 (“Q2 2023” or the “Quarter” and “H1 2023”) and the subsequent period up to the date of issuance of this MD&A. All dollar amounts are in United States (“US”) dollars, except where otherwise noted.
This MD&A contains forward-looking statements. Readers are cautioned as to the risks and uncertainties related to the forward-looking statements, the risks and uncertainties associated with investing in the Company’s securities, and the risks and uncertainties associated with technical and scientific information under National Instrument 43-101 (“NI 43-101”) concerning the Company’s material properties, including information about mineral reserves and resources.
Throughout this MD&A, cash costs, cash costs per ounce (“oz”) sold, all-in sustaining costs (“AISC”), AISC per oz sold, AISC contribution margin, adjusted net income, adjusted earnings per share (“EPS”), mine-site free cash flow, adjusted EBITDA (earnings before interest, taxes, depreciation, and amortization), net debt, and sustaining capital expenditures are non-IFRS financial measures with no standard meaning under IFRS. Non-IFRS measures are further discussed in the Non-IFRS Measures section of this MD&A.
Throughout this MD&A, the operational and financial results of the Mercedes Mine (“Mercedes”) are included for the period through to April 21, 2022, when Mercedes was sold.

Management’s Discussion and Analysis For the three and six months ended June 30, 2023

Management’s Discussion and Analysis For the three and six months ended June 30, 2023

BUSINESS OVERVIEW
Operations description
Equinox Gold is a growth-focused mining company delivering on its strategy of creating the premier Americas gold producer. In its first five years the Company has grown from a single-asset developer to a multi-asset gold producer with seven operating gold mines in the Americas, a multi-million-ounce gold reserve base and a strong growth profile from a pipeline of development and expansion projects. At the date of this MD&A, the Company’s operating gold mines are the Mesquite Mine (“Mesquite”) and Castle Mountain Mine (“Castle Mountain”) in the United States, the Los Filos Mine Complex (“Los Filos”) in Mexico, and the Aurizona Mine (“Aurizona”), Fazenda Mine (“Fazenda”), RDM Mine (“RDM”) and Santa Luz Mine (“Santa Luz”) in Brazil. The Company also has a 60% interest in the Greenstone Project (“Greenstone”) in Canada, which is in construction.
Equinox Gold was created with the strategic vision of building a diversified, Americas-focused gold company that will responsibly and safely produce more than one million ounces of gold annually, bring long-term social and economic benefits to its host communities, create a safe and rewarding workplace for its employees and contractors, and provide above-average investment returns to its shareholders. To achieve its growth objectives, Equinox Gold intends to expand production from its current asset base through exploration and development and will also consider opportunities to acquire other companies, producing mines and development projects that fit the Company’s portfolio and strategy.
Equinox Gold’s common shares trade under the symbol “EQX” on the Toronto Stock Exchange (“TSX”) in Canada and on the NYSE American Stock Exchange (“NYSE-A”) in the United States.

HIGHLIGHTS FOR THE THREE MONTHS ENDED JUNE 30, 2023
Operational
•Produced 137,661 ounces of gold
•Sold 138,094 ounces of gold at an average realized gold price of $1,962 per oz
•Total cash costs of $1,361 per oz and AISC of $1,502 per oz(1)
•One fatality during the Quarter, as discussed in the Santa Luz and Health, Safety and Environment sections
•No lost-time injuries, total recordable injury frequency rate(2) of 1.44 for the Quarter (1.15 rolling 12-month average)
•Total significant environmental incident frequency rate(2) of 0.21 for the Quarter (0.35 rolling 12-month average)
Earnings
•Income from mine operations of $30.7 million
•Net income of $5.4 million or $0.02 per share (basic)
•Adjusted net loss of $6.3 million or $0.02 per share(1)
Financial
•Cash flow from operations before changes in non-cash working capital of $81.2 million ($19.9 million after changes in non-cash working capital)
•Adjusted EBITDA of $70.9 million(1)
•Sustaining expenditures of $12.7 million and non-sustaining expenditures of $105.9 million
•Cash and cash equivalents (unrestricted) of $174.4 million at June 30, 2023
•Net debt(1) of $660.6 million at June 30, 2023

(1)Cash costs per oz sold, AISC per oz sold, adjusted net income, adjusted EBITDA, adjusted EPS, and net debt are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
(2)Total recordable injury frequency rate and significant environmental incident frequency rate are both reported per million hours worked. Total recordable injury frequency rate is the total number of injuries excluding those requiring simple first aid treatment.

Management’s Discussion and Analysis For the three and six months ended June 30, 2023

HIGHLIGHTS FOR THE THREE MONTHS ENDED JUNE 30, 2023 (CONTINUED)
Corporate
•In April 2023, entered into gold collar contracts with an average put strike price of $1,950 per ounce and an average call strike price of $2,250 per ounce, for 3,050 ounces per month beginning April 2023 through to March 2024
•Further to the gold sale prepay transactions entered into during Q1 2023, entered into an additional gold sale prepay transaction on June 23, 2023 with an existing lender whereby the Company received an upfront cash prepayment of $9.9 million in exchange for delivering to the lender 263.5 ounces of gold per month from October 2024 through July 2026 for a total of 5,797 ounces
◦Concurrent with execution of the gold sale prepay transaction in June 2023, entered into financial swap agreements that fix the gold price relating to the $9.9 million prepayment at $2,109 per ounce
Construction, development and exploration
•Advanced Greenstone construction with the following achieved to June 30, 2023:
◦More than 4 million hours worked with no lost-time injuries
◦Project was 82% complete, on budget and on track to pour gold in H1 2024
◦Spent $92 million (Equinox Gold’s 60% share) during the Quarter with total spend (100% basis) of $937 million project to date (76% of the approved budget)
Responsible Mining
•In May 2023, published the annual Environmental, Social & Governance (“ESG”) Report, summarizing the Company’s 2022 ESG performance and 2023 targets

RECENT DEVELOPMENTS
•On July 28, 2023, published the Company’s inaugural Water Stewardship Report in alignment with the water reporting practices recommended by the International Council on Mining and Metals
•On August 1, 2023, published an update on Greenstone progress, as summarized in Development Projects
•On August 1, 2023, drew $127.0 million on the Company’s revolving credit facility (the “Revolving Facility”)

Management’s Discussion and Analysis For the three and six months ended June 30, 2023

CONSOLIDATED OPERATIONAL AND FINANCIAL HIGHLIGHTS

		Three months ended			Six months ended
Operating data	Unit	June 30, 2023	March 31, 2023	June 30, 2022	June 30, 2023	June 30, 2022
Gold produced	oz	137,661	122,746	120,813	260,408	238,265
Gold sold	oz	138,094	123,295	120,395	261,389	239,719
Average realized gold price	$/oz	1,962	1,895	1,856	1,931	1,859
Cash costs per oz sold(1)(2)	$/oz	1,361	1,346	1,478	1,354	1,345
AISC per oz sold(1)(2)(3)	$/oz	1,502	1,658	1,657	1,576	1,616
Financial data
Revenue	M$	271.6	234.1	224.6	505.7	447.8
Income from mine operations	M$	30.7	14.5	17.0	45.2	45.5
Net income (loss)	M$	5.4	17.4	(78.7)	22.8	(98.5)
Earnings (loss) per share (basic)	$/share	0.02	0.06	(0.26)	0.07	(0.33)
Adjusted EBITDA(1)	M$	70.9	57.0	24.0	127.9	66.9
Adjusted net loss(1)	M$	(6.3)	(3.0)	(47.9)	(9.3)	(72.3)
Adjusted EPS(1)	$/share	(0.02)	(0.01)	(0.16)	(0.03)	(0.24)
Balance sheet and cash flow data
Cash and cash equivalents (unrestricted)	M$	174.4	284.9	159.7	174.4	159.7
Net debt(1)	M$	660.6	547.8	472.2	660.6	472.2
Operating cash flow before changes in non-cash working capital	M$	81.2	195.4	16.4	276.6	49.9
(1)Cash costs per oz sold, AISC per oz sold, adjusted EBITDA, adjusted net loss, adjusted EPS and net debt are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
(2)Consolidated cash cost per oz sold and AISC per oz sold for the three and six months ended June 30, 2022 excludes Santa Luz results while the mine was in pre-commercial production up until the achievement of commercial production at the end of Q3 2022.
(3)Consolidated AISC per oz sold excludes corporate general and administration expenses.
(4)Numbers in tables throughout this MD&A may not sum due to rounding.
For the three and six months ended June 30, 2023, the Company sold 15% and 9% more gold ounces compared to the three and six months ended June 30, 2022. The increase in gold sales was primarily due to the contribution of production from Santa Luz, which achieved commercial production at the end of Q3 2022, and higher production at Aurizona, RDM and Los Filos, offset partially by lower production at Mesquite and the impact of the sale of Mercedes in April 2022. At both Aurizona and RDM, the higher production was primarily due to higher grades and mill throughput. At Los Filos, the higher gold production was primarily due to higher ore tonnes mined, offset partially by lower gold recovery as solution management issues and some ore with a higher copper content impacted production. The lower production at Mesquite was primarily due to fewer tonnes mined and stacked compared to the comparative periods of 2022, driven by mine sequencing.
Cash cost per oz sold and AISC per oz sold were 8% and 9% lower in Q2 2023 compared to Q2 2022, respectively, driven by 15% higher gold sales. Costs were also lower relative to guidance due to certain factors, including sustaining capital spend that was anticipated in the Quarter but has been deferred into the second half of 2023, as well as the costs of key consumables having peaked in recent quarters and are now trending below levels used for guidance.
In Q2 2023, income from mine operations was $30.7 million (Q2 2022 - $17.0 million) and for the six months ended June 30, 2023 was $45.2 million (six months ended June 30, 2022 - $45.5 million). The higher income from mine operations in Q2 2023 compared to Q2 2022 was mainly the result of higher income from mine operations at Los Filos and Aurizona, which was primarily due to higher production and higher realized gold price per ounce, offset partially by lower income from mine operations at Mesquite, which was primarily due to lower gold production as the mine was mostly moving waste in Q1 2023 which impacted the ore tonnes under leach in Q2 2023. The lower income from mine operations for the six months ended June 30, 2023 compared to Q2 2022 was primarily due to lower income from mine operations at Mesquite, driven by lower production, and the impact of the sale of Mercedes in April 2022, offset partially by higher income from mine operations at Los Filos, Aurizona and Fazenda.

Management’s Discussion and Analysis For the three and six months ended June 30, 2023

CONSOLIDATED OPERATIONAL AND FINANCIAL HIGHLIGHTS (CONTINUED)
Net income for Q2 2023 was $5.4 million (Q2 2022 - net loss of $78.7 million) and net income for the six months ended June 30, 2023 was $22.8 million (six months ended June 30, 2022 - net loss of $98.5 million). The higher net income in Q2 2023 compared to Q2 2022 was mainly due to higher income from mine operations, a tax recovery of $0.8 million (Q2 2022 - tax expense of $29.5 million) and other income of $2.6 million for Q2 2023 as compared to other expense of $32.7 million for Q2 2022. Other income for Q2 2023 includes a $22.8 million gain on change in fair value of foreign exchange contracts, offset partially by $13.4 million in expected credit loss and write-offs. Other expense for Q2 2022 includes a $39.6 million loss on change in fair value of share purchase warrants.
The higher net income for the six months ended June 30, 2023 compared to the same period in 2022 was mainly due to a tax recovery of $10.4 million (six months ended June 30, 2022 - tax expense of $33.2 million) and other income of $34.4 million compared to other expense of $51.7 million for the six months ended June 30, 2022. Other income for the six months ended June 30, 2023 includes a $41.3 million gain on change in fair value of foreign exchange contracts and a $34.5 million gain on sale of the Company’s partial interest and reclassification of investment in i-80 Gold, offset partially by $13.3 million in expected credit loss and write-offs. Other expense for the six months ended June 30, 2022 includes a $58.2 million loss on change in fair value of share purchase warrants, offset partially by a $12.9 million gain on change in fair value of foreign exchange contracts.
In Q2 2023, adjusted EBITDA was $70.9 million (Q2 2022 - $24.0 million) and for the six months ended June 30, 2023 was $127.9 million (six months ended June 30, 2022 - $66.9 million). In Q2 2023, adjusted net loss was $6.3 million (Q2 2022 - adjusted net loss of $47.9 million) and for the six months ended June 30, 2023 was $9.3 million (six months ended June 30, 2022 - adjusted net loss of $72.3 million). The increase in adjusted EBITDA and decrease in adjusted net loss in Q2 2023 was primarily due to higher income from mine operations, in addition to a $12.2 million realized loss on gold contracts in Q2 2022 compared to nil realized gain on gold contracts in Q2 2023. The increase in adjusted EBITDA and decrease in adjusted net loss for the six months ended June 30, 2023 was primarily due to a $14.5 million realized gain on foreign exchange contracts for the six months ended June 30, 2023 and a $24.4 million realized loss on gold contracts for the six months ended June 30, 2022.

Sustaining and non-sustaining expenditures(1)
	Three months ended June 30, 2023		Six months ended June 30, 2023
$ amounts in millions	Sustaining	Non-sustaining	Sustaining	Non-sustaining
USA
Mesquite	$0.2	$3.3	10.3	7.9
Castle Mountain	—	1.7	0.3	3.1
Mexico
Los Filos	3.2	0.2	9.8	0.3
Brazil
Aurizona	4.3	1.9	15.2	3.0
Fazenda	2.3	3.2	3.9	4.7
RDM	1.3	—	4.1	—
Santa Luz	1.4	1.2	1.4	1.7
Canada
Greenstone(3)(4)	—	94.4	—	180.2
Total sustaining and non-sustaining expenditures(2)	$12.7	$105.9	$45.2	$200.9
(1)Sustaining expenditures include sustaining exploration expense and sustaining capital expenditure. Non-sustaining expenditures include non-sustaining exploration expense and non-sustaining capital expenditures. Sustaining and non-sustaining expenditures exclude non-cash additions including right-of-use asset additions, capitalized interest expense and capitalized depreciation expense. Sustaining capital expenditure is a non-IFRS measure. See Non-IFRS Measures and Cautionary Notes.
(2)Total sustaining capital expenditures for the three and six months ended June 30, 2023 were $12.7 million and $45.2 million, respectively. Total non-sustaining capital expenditures for the three and six months ended June 30, 2023 were $98.1 million and $186.6 million, respectively.
(3)Non-sustaining expenditures at Greenstone exclude capitalized interest of $10.0 million and $17.3 million for the three and six months ended June 30, 2023.
(4)Capital expenditures at Greenstone represent the Company’s 60% share of the costs of the project.

Management’s Discussion and Analysis For the three and six months ended June 30, 2023

OPERATIONS
Mesquite Gold Mine, California, USA
Mesquite is an open pit, run-of-mine (“ROM”) heap leach gold mine located in Imperial County, California, approximately 200 miles south of Castle Mountain. Mesquite has been in production since 1986 and was acquired by Equinox Gold in Q4 2018. In July 2022, Mesquite poured its five millionth ounce of gold.
Operating and financial results for the three and six months ended June 30, 2023

		Three months ended			Six months ended
Operating data	Unit	June 30, 2023	March 31, 2023	June 30, 2022	June 30, 2023	June 30, 2022
Ore mined and stacked on leach pad	kt	4,116	1,428	6,134	5,544	8,191
Waste mined	kt	8,354	13,357	6,827	21,712	20,880
Open pit strip ratio	w:o	2.03	9.35	1.11	3.92	2.55
Average gold grade stacked to leach pad	g/t	0.47	0.24	0.48	0.41	0.43
Gold produced	oz	21,374	16,405	34,515	37,779	51,565
Gold sold	oz	21,341	16,406	34,515	37,747	51,565
Financial data
Revenue	M$	41.9	31.4	63.7	73.3	95.4
Cash costs(1)	M$	24.8	18.5	34.0	43.4	51.9
Sustaining capital(1)	M$	0.2	10.2	6.8	10.3	8.1
Sustaining lease payments	M$	—	—	—	—	—
Reclamation expenses	M$	0.4	0.5	0.6	0.9	1.0
Total AISC(1)	M$	25.4	29.2	41.4	54.6	61.0
AISC contribution margin(1)	M$	16.6	2.2	22.2	18.8	34.4
Non-sustaining expenditures	M$	3.3	4.5	5.1	7.9	9.8
Mine-site free cash flow(1)	M$	13.3	(2.3)	17.1	10.9	24.6
Unit analysis
Realized gold price per oz sold	$/oz	1,964	1,914	1,845	1,942	1,849
Cash costs per oz sold(1)	$/oz	1,164	1,129	986	1,149	1,006
AISC per oz sold(1)	$/oz	1,188	1,780	1,202	1,446	1,182
Mining cost per tonne mined	$/t	1.66	1.29	1.78	1.46	1.55
Processing cost per tonne processed	$/t	3.13	7.46	1.96	4.24	2.44
G&A cost per tonne processed	$/t	0.97	2.06	0.65	1.25	0.95
(1)Cash costs, sustaining capital, AISC, AISC contribution margin, mine-site free cash flow, cash costs per oz sold and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
Q2 2023 Analysis
Production
In Q2 2023, ounces produced were 38% lower at a 1% lower AISC compared to Q2 2022. For the six months ended June 30, 2023, ounces produced were 27% lower at a 22% higher AISC compared to the comparative period in 2022. In Q2 2023, ounces sold were 38% lower and the average realized gold price was 6% higher compared to Q2 2022. For the six months ended June 30, 2023, ounces sold were 27% lower and the average realized gold price was 5% higher compared to the comparative period in 2022.
Production was lower in the three and six months ended June 30, 2023 compared to the comparative periods in 2022 due to mine sequencing, with both time periods having approximately 50% fewer recoverable ounces stacked to the leach pad than the comparative periods. In 2022, the majority of ounces stacked were in Q2 2022, whereas in 2023 the majority of ounces are expected to be stacked in the latter half of the year.
Mining during the Quarter resulted in similar tonnes moved in total; however, the strip ratio increased from 1.1 in Q2 2022 to 2.0 in Q2 2023 reflecting the relative position in the mining sequence. Stripping in Q1 2023 and Q2 2023 provides access to ore for the remainder of 2023.

Management’s Discussion and Analysis For the three and six months ended June 30, 2023
Mining unit costs were lower in the three and six months ended June 30, 2023 compared to the comparative periods in 2022 reflecting more waste hauls than ore hauls, which are shorter and less energy intensive than ore hauls. Additionally, diesel prices were 18% lower for the first half of 2023 compared to the first half of 2022. Total process costs were higher in the three and six months ended June 30, 2023 compared to the same periods in 2022 due to higher cyanide prices; however, cyanide prices peaked in Q1 2023 and have trended lower through June 30, 2023. Processing unit costs also were higher in the three and six months ended June 30, 2023 compared to the same periods in 2022, as fewer ore tonnes were processed. G&A unit costs were higher in the three and six months ended June 30, 2023 compared to the same periods in 2022 due to lower tonnes stacked. Total G&A costs for the three and six months ended June 30, 2023 were in line with 2022.
AISC per oz sold decreased in Q2 2023 compared to Q2 2022 despite 38% less ounces sold as sustaining capital was minimal in Q2 2023. AISC per oz sold increased for the six months ended June 30, 2023 compared to the comparative period in 2022 due to 27% less ounces sold and higher levels of capitalized stripping.
Sustaining capital expenditures for the three and six months ended June 30, 2023 were $0.2 million and $10.3 million, respectively, primarily related to capitalized stripping. Non-sustaining expenditures for the three and six months ended June 30, 2023 were $3.3 million and $7.9 million, respectively, primarily related to lease payments for haul trucks and exploration costs.
Exploration and development
There was no exploration drilling completed at Mesquite during the Quarter. Drilling in Q1 2023 totaled 6,888 metres (“m”) of reverse circulation (“RC”) drilling, including 5,339 m at the Ginger deposit and 1,550 m at the Rainbow deposit. Both drill programs included infill and growth-focused step-out components. Additional drilling is contingent on results, which are pending. Exploration expenditures at Mesquite for the Quarter were $0.3 million.
Outlook
To reduce costs in the current inflationary environment, mining at Mesquite in 2023 pivoted to a small pit approach to reduce waste stripping, with ore being mined from Brownie phase 3 and Vista East 3. While this will result in reduced ounces produced in 2023, efforts to establish additional Mineral Reserves through exploration and resource drilling will continue and the Company will also continue the permitting required to enable mine life extensions beyond 2023.
Mesquite production for 2023 is estimated at 80,000 to 90,000 ounces of gold, with approximately 60% of production expected in the second half of the year. Cash costs are estimated at $1,345 to $1,410 per oz and AISC at $1,415 to $1,480 per oz for 2023. Budgeted sustaining expenditures of $5 million primarily relate to deferred stripping. Sustaining expenditures during the six months ended June 30, 2023 were higher than guidance due to a change in mine sequencing, resulting in a higher proportion of mining costs allocated to capital stripping. Budgeted non-sustaining expenditures of $16 million primarily relate to lease payments for trucks, exploration and ongoing permitting for drilling, additional areas to mine and leach pad expansion.

Management’s Discussion and Analysis For the three and six months ended June 30, 2023
Castle Mountain Gold Mine, California, USA
Castle Mountain is an open-pit heap leach gold mine located in San Bernardino County, California, approximately 200 miles north of Mesquite. Under a previous owner, Castle Mountain produced more than 1.3 million ounces of gold from 1992 to 2004, when production ceased due to low gold prices. Equinox Gold acquired Castle Mountain in December 2017 and commenced Phase 1 operations in Q4 2020. In 2021 Equinox Gold completed a feasibility study for a Phase 2 expansion that is expected to increase average production to more than 200,000 ounces of gold annually. In March 2022, the Company applied to amend existing permits to accommodate the Phase 2 expansion, as described in Development Projects.
Operating and financial results for the three and six months ended June 30, 2023

		Three months ended			Six months ended
Operating data	Unit	June 30, 2023	March 31, 2023	June 30, 2022	June 30, 2023	June 30, 2022
Ore mined and stacked to leach pad	kt	1,312	1,077	818	2,389	2,213
Waste mined	kt	445	676	467	1,121	628
Open pit strip ratio	w:o	0.34	0.63	0.57	0.47	0.28
Average gold grade stacked to leach pad	g/t	0.33	0.29	0.32	0.31	0.32
Gold produced	oz	6,167	4,455	6,779	10,622	12,011
Gold sold	oz	6,167	4,455	6,779	10,622	12,023
Financial data
Revenue	M$	12.0	8.6	12.5	20.6	22.4
Cash costs(1)	M$	8.6	5.5	6.6	14.1	11.3
Sustaining capital(1)	M$	—	0.3	3.6	0.3	10.1
Sustaining lease payments	M$	1.0	1.0	1.0	2.0	2.0
Reclamation expenses	M$	0.1	0.1	0.0	0.2	0.1
Total AISC(1)	M$	9.7	6.9	11.2	16.6	23.5
AISC contribution margin(1)	M$	2.3	1.6	1.3	3.9	(1.1)
Non-sustaining expenditures	M$	1.7	1.4	0.9	3.1	3.0
Mine-site free cash flow(1)	M$	0.6	0.2	0.4	0.8	(4.1)
Unit analysis
Realized gold price per oz sold	$/oz	1,945	1,920	1,846	1,934	1,861
Cash costs per oz sold(1)	$/oz	1,389	1,244	976	1,328	943
AISC per oz sold(1)	$/oz	1,577	1,567	1,665	1,573	1,958
Mining cost per tonne mined	$/t	3.25	3.28	3.76	3.27	3.59
Processing cost per tonne processed	$/t	5.86	5.37	5.58	5.64	3.69
G&A cost per tonne processed	$/t	1.78	1.85	3.20	1.81	2.02
(1)Cash costs, sustaining capital, AISC, AISC contribution margin, mine-site free cash flow, cash costs per oz sold and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
Q2 2023 Analysis
Production
In Q2 2023, ounces produced were 9% lower at a 5% lower AISC compared to Q2 2022. For the six months ended June 30, 2023, ounces produced were 12% lower at a 20% lower AISC compared to the comparative period in 2022. In Q2 2023, ounces sold were 9% lower and the average realized gold price was 5% higher compared to Q2 2022. For the six months ended June 30, 2023, ounces sold were 12% lower and the average realized gold price was 4% higher compared to the comparative period in 2022.
Production was lower in the three and six months ended June 30, 2023 compared to the comparative periods in 2022 as a result of ounces placed earlier in the 2022 period, which enabled more time for leaching of ounces. Crushing and agglomeration was achieved on 60% of ore processed for the three and six months ended June 30, 2023; the evaluation of options to increase this throughput is nearing completion.
Mining unit costs were lower in the three and six months ended June 30, 2023 compared to the same periods in 2022, reflecting a 5% decrease in average diesel prices. Process unit costs were higher in the three and six months ended June 30, 2023 compared to the same periods in 2022 as crush and agglomeration processing only commenced at the end of Q2 2022, and ROM processing is a lower-cost process.

Management’s Discussion and Analysis For the three and six months ended June 30, 2023
AISC per oz sold decreased in the three and six months ended June 30, 2023 compared to the same periods in 2022 as the prior year had elevated sustaining capital spend due to leach pad construction.
Sustaining capital expenditures for the three and six months ended June 30, 2023 were nil and $0.3 million, respectively. Non-sustaining expenditures for the three and six months ended June 30, 2023 were $1.7 million and $3.1 million, respectively, primarily related to Phase 2 permitting and optimization.
Exploration and development
No exploration drilling occurred at Castle Mountain during the Quarter and none is planned in 2023. A surface exploration program of geological mapping and channel sampling has commenced with the primary goal to sample previously identified mineralization exposed on surface such that data can be used in future Mineral Resource estimation. Exploration expenditures at Castle Mountain totaled $0.3 million during the Quarter.
Outlook
Castle Mountain production for 2023 is estimated at 25,000 to 30,000 ounces of gold with cash costs of $1,765 to $1,850 per oz and AISC of $1,865 to $1,950 per oz. While Q1 and Q2 2023 production has been below expectations, recovery plans are being evaluated to achieve the lower end of production guidance.
Costs at Castle Mountain are expected to remain elevated as a result of the transition to crushing and agglomerating all ore to increase ore permeability and gold production. A portion of the ore being stacked continues to be ROM but the proportion under leach is expected to gradually transition to all crushed as the crusher throughput is improved. Sustaining expenditures at Castle Mountain in 2023 include $2 million of sustaining capital for a variety of equipment upgrades.
Budgeted non-sustaining expenditures of $11 million at Castle Mountain in 2023 include $8 million for Phase 2 optimization studies, metallurgical test work and permitting progress monitoring (the Phase 2 permit amendment was submitted in March 2022), and $1 million for exploration activities.
The Company is advancing plans for an expansion at Castle Mountain, as discussed in the Development Projects section.

Management’s Discussion and Analysis For the three and six months ended June 30, 2023
Los Filos Gold Mine, Guerrero, Mexico
Los Filos is located in Guerrero State, Mexico, and commenced production in 2008. Mining operations in 2023 involves three open pits (Los Filos, Bermejal and Guadalupe) and two underground mines (Los Filos and Bermejal). In February 2023, operations at Bermejal underground were suspended to defer development capital and advance plans to improve productivity and reduce costs. Crushed and ROM ore from the various deposits is currently processed by heap leaching.
Operating and financial results for the three and six months ended June 30, 2023

		Three months ended			Six months ended
Operating data	Unit	June 30, 2023	March 31, 2023	June 30, 2022	June 30, 2023	June 30, 2022
Ore mined - open pit	kt	3,216	2,401	1,342	5,616	2,728
Waste mined - open pit	kt	12,150	11,247	13,832	23,397	27,832
Open pit strip ratio	w:o	3.78	4.69	10.31	4.17	10.20
Average open pit gold grade	g/t	0.79	0.93	0.85	0.85	0.76
Ore mined - underground	kt	111	121	141	233	288
Average underground gold grade	g/t	3.20	3.36	2.95	3.28	3.02
Tonnes processed	kt	3,284	2,800	1,536	5,857	3,063
Gold produced	oz	37,831	39,574	31,743	77,406	70,598
Gold sold	oz	38,683	39,611	31,734	78,295	70,205
Financial data
Revenue	M$	76.1	75.0	59.4	151.1	130.9
Cash costs(1)	M$	61.8	59.7	64.8	121.5	127.7
Sustaining capital(1)	M$	3.2	6.6	2.4	9.8	7.2
Sustaining lease payments	M$	—	—	—	0.1	—
Reclamation expenses	M$	0.8	0.8	0.7	1.6	1.3
Total AISC(1)	M$	65.8	67.2	68.0	133.0	136.3
AISC contribution margin(1)	M$	10.3	7.9	(8.5)	18.1	(5.4)
Care and maintenance	M$	0.3	—	—	0.3	—
Non-sustaining expenditures	M$	0.2	0.2	16.3	0.3	29.6
Mine-site free cash flow(1)	M$	9.8	7.7	(24.8)	17.5	(35.0)
Unit analysis
Realized gold price per oz sold	$/oz	1,960	1,889	1,850	1,924	1,856
Cash costs per oz sold(1)	$/oz	1,597	1,507	2,043	1,552	1,819
AISC per oz sold(1)	$/oz	1,701	1,696	2,141	1,698	1,941
Mining cost per tonne mined - open pit	$/t	1.79	1.97	1.78	1.87	1.64
Mining cost per tonne mined - underground	$/t	108.04	129.06	112.97	118.99	104.32
Processing cost per tonne processed	$/t	7.60	8.18	11.57	8.17	12.09
G&A cost per tonne processed	$/t	3.29	2.58	4.50	3.08	4.97
(1)Cash costs, sustaining capital, AISC, AISC contribution margin, mine-site free cash flow, cash costs per oz sold, and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
Q2 2023 Analysis
Production
In Q2 2023, ounces produced were 19% higher at a 21% lower AISC compared to Q2 2022. For the six months ended June 30, 2023, ounces produced were 10% higher at a 12% lower AISC compared to the comparative period in 2022. In Q2 2023, ounces sold were 22% higher and the average realized gold price was 6% higher compared to Q2 2022. For the six months ended June 30, 2023, ounces sold were 12% higher and the average realized gold price was 4% higher compared to the comparative period in 2022.
Production increased in the three and six months ended June 30, 2023 compared to the same periods in 2022 as ore mined was higher compared to prior periods, but recovery and gold production continue to be impacted by solution management issues and some ore with a higher copper content. Stacked ounces are substantially produced within the first 60 days of leaching. Ore with a higher copper content requires a higher concentration of cyanide to leach the gold and also has a

Management’s Discussion and Analysis For the three and six months ended June 30, 2023 longer recovery period. There were also recovery delays in a section of the leach pad due to piping problems. While the recovery curve for the affected ounces has been extended, resulting in the build-up of work-in-process inventory, the ounces built up in inventory in the first half of 2023 are expected to be recovered and produced later in 2023.
Open pit mining unit costs increased for the three and six months ended June 30, 2023 compared to the same periods in 2022. In Q2 2023, despite a 15% increase in diesel prices and the increased number of ore hauls, the open pit and underground mines commenced a productivity program which yielded efficiencies that limited the impact of these increases. For the six months ended June 30, 2023, there was increased maintenance spend as the mine implemented a program to catch up on the maintenance backlogs, and hauls were more energy intensive than for the same period in 2022. Underground mining unit costs in Q2 2023 decreased compared to Q2 2022 as Bermejal development was suspended at the end of February 2023; as a result, in Q2 2023 only the lower cost Los Filos underground mine was operating. Underground mining unit costs for the six months ended June 30, 2023 increased compared to the comparative period in 2022 as Bermejal development was suspended at the end of February 2023, so Q1 2023 included demobilization costs. Processing unit costs decreased for the three and six months ended June 30, 2023 compared to the same periods in 2022 due to higher ore tonnes processed, while total processing costs increased due to increased ore volumes and higher cyanide prices.
For the three and six months ended June 30, 2023, AISC per oz sold was lower than the comparative periods in 2022 primarily due to mine sequencing, with a higher proportion of ore tonnes and ounces placed and produced. In Q2 2023, AISC was impacted by a $5.7 million write-down of inventories to net realizable value (“NRV”), driven by the impact of continued elevated costs and lower gold grades associated with the Los Filos uncrushed ore leach pad.
Sustaining capital expenditures for the three and six months ended June 30, 2023 were $3.2 million and $9.8 million, primarily related to Los Filos open pit capitalized stripping and Los Filos underground development. Non-sustaining expenditures for the three and six months ended June 30, 2023 were $0.2 million and $0.3 million. The significant decrease compared to non-sustaining expenditures of $16.3 million and $29.6 million for the three and six months ended June 30, 2022 primarily relate to capitalized stripping in the Los Filos open pit, Bermejal underground development costs and equipment rebuilds that occurred during Q2 2022 but did not recur in Q2 2023.
Exploration and development
There was no exploration drilling during the Quarter. Exploration drilling at Los Filos is planned to commence in Q3 2023. Exploration work during the first half of 2023 included preparations for drilling, field mapping and geological modelling. Exploration expenditures at Los Filos during the Quarter totaled $0.5 million.
Outlook
Los Filos production for 2023 is estimated at 160,000 to 180,000 ounces of gold. Cost guidance for 2023 is estimated at cash costs of $1,460 to $1,620 per oz with AISC of $1,680 to $1,865 per oz. While production has been lower than expected in the first half of the year due to recovery delays, as discussed above, the ounces built up in inventory are expected to be recovered and produced later in 2023.
Primary ore sources for 2023 are the Guadalupe and Los Filos open pits and the Los Filos North underground, with 80% of 2023 gold production coming from ore sourced from the open pits.
Bermejal underground mining was suspended in February 2023 to defer development capital until Greenstone construction is complete, and to allow time to work on plans to improve productivity and reduce costs.
Budgeted 2023 sustaining expenditures at Los Filos of $40 million include $12 million for Guadalupe open-pit stripping, $12 million for Los Filos North underground development, $10 million of open pit and underground mine equipment refurbishments and replacements, and $3 million of exploration.
There are no non-sustaining expenditures forecast for Los Filos in 2023.
On April 29, 2023, the Mexican Senate approved legislation relating to mining that includes proposals to shorten concession life, tighten rules relating to water, require engagement in indigenous and community consultation prior to concession approval, limit the ability of mining companies to expropriate privately-owned property necessary for mining operations, and profit sharing requirements to give back at least 5% of profits to local communities. The bill was approved by Mexico’s Executive branch on May 8, 2023. The Company is currently assessing the impact of the proposals on its operations in Mexico, including the treatment of current concessions issued under previous legislation.
The Company is advancing plans for an expansion at Los Filos, as discussed in the Development Projects section.

Management’s Discussion and Analysis For the three and six months ended June 30, 2023
Aurizona Gold Mine, Maranhão, Brazil
Aurizona is an open pit gold mine located in northeastern Brazil. Aurizona commenced production in July 2019 and mining is currently from the Piaba and Piaba East open pits with ore being processed in a CIL process plant. The Company is advancing permitting, exploration and studies related to an expansion that is expected to extend the mine life and increase annual gold production with development of an underground mine and satellite open pit deposits that would operate concurrently with the existing open pit mine.
Operating and financial results for the three and six months ended June 30, 2023

		Three months ended			Six months ended
Operating data	Unit	June 30, 2023	March 31, 2023	June 30, 2022	June 30, 2023	June 30, 2022
Ore mined	kt	701	438	621	1,139	1,051
Waste mined	kt	3,953	3,513	3,084	7,466	7,904
Open pit strip ratio	w:o	5.64	8.02	4.96	6.56	7.52
Tonnes processed	kt	831	868	764	1,699	1,570
Average gold grade processed	g/t	1.19	1.00	0.87	1.09	0.91
Recovery	%	91.0	91.0	92.9	91.0	91.6
Gold produced	oz	28,537	25,800	19,914	54,337	42,849
Gold sold	oz	28,740	26,539	19,896	55,279	43,530
Financial data
Revenue	M$	56.7	50.5	37.3	107.2	81.8
Cash costs(1)	M$	34.8	31.8	32.9	66.6	55.4
Sustaining capital(1)	M$	4.3	10.9	—	15.2	15.0
Sustaining lease payments	M$	0.5	0.3	(0.7)	0.9	0.4
Reclamation expenses	M$	0.3	0.3	0.2	0.6	0.5
Total AISC(1)	M$	39.9	43.3	32.4	83.3	71.3
AISC contribution margin(1)	M$	16.8	7.1	5.0	23.9	10.4
Non-sustaining expenditures	M$	1.9	1.1	1.2	3.0	1.7
Mine-site free cash flow(1)	M$	14.9	6.0	3.8	20.9	8.7
Unit analysis
Realized gold price per oz sold	$/oz	1,973	1,901	1,876	1,938	1,878
Cash costs per oz sold(1)	$/oz	1,211	1,197	1,653	1,205	1,273
AISC per oz sold(1)	$/oz	1,390	1,634	1,627	1,507	1,640
Mining cost per tonne mined	$/t	3.73	3.36	3.04	3.56	2.67
Processing cost per tonne processed	$/t	12.47	12.22	12.72	12.34	12.71
G&A cost per tonne processed	$/t	4.43	5.02	4.62	4.73	4.68
(1)Cash costs, sustaining capital, AISC, AISC contribution margin, mine-site free cash flow, cash costs per oz sold and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
Q2 2023 Analysis
Production
In Q2 2023, ounces produced were 43% higher at a 15% lower AISC compared to Q2 2022. For the six months ended June 30, 2023, ounces produced were 27% higher at an 8% lower AISC compared to the comparative period in 2022. In Q2 2023, ounces sold were 44% higher and the average realized gold price was 5% higher compared to Q2 2022. For the six months ended June 30, 2023, ounces sold were 27% higher and the average realized gold price was 3% higher compared to the comparative period in 2022.
Production was higher in the three and six months ended June 30, 2023 compared to the same periods in 2022 due to better access to higher-grade ore benches of the main pit and increased ore processed. An additional mine contractor was engaged during Q1 2023 to increase mining volumes during the rainy season and help build ore stockpiles in preparation for the next rainy season.
Mining unit costs were higher in the three and six months ended June 30, 2023 compared to the same periods in 2022 primarily due to the impact of a contract renewal with the current mining contractor, which reflects the increasing cost of operations. In addition, a second haul truck contractor with smaller trucks was engaged to keep waste moving during the

Management’s Discussion and Analysis For the three and six months ended June 30, 2023 rainy season, which has also increased average mining unit costs. Processing unit costs were lower in Q2 2023 compared to Q2 2022 due to lower power costs and higher volumes processed.
AISC per oz sold was lower in the three and six months ended June 30, 2023 compared to the same periods in 2022, reflecting lower cash costs per oz sold as higher gold ounces sold offset higher mining unit costs and higher sustaining capital.
Sustaining capital expenditures for the three and six months ended June 30, 2023 were $4.3 million and $15.2 million, respectively, primarily related to capitalized stripping and construction of a new tailings storage facility (“TSF”). Non-sustaining expenditures for the three and six months ended June 30, 2023 were $1.9 million and $3.0 million, respectively, primarily related to feasibility studies for the underground expansion and exploration.
Exploration and development
There was no exploration drilling completed at Aurizona during the Quarter. For the six months ended June 30, 2023, drilling included 1,598 m of RC drilling focused on the main Piaba Trend, in areas between the Piaba and Tatajuba deposits, for both exploration and engineering purposes. Exploration expenditures at Aurizona during the Quarter totaled $1.3 million. Exploration drilling activities restarted in July 2023, with the primary focus being the resource delineation of the western extension of the Tatajuba deposit that was discovered in 2022, as well as the continued testing of high potential regional targets.
Outlook
Aurizona production for 2023 is estimated at 120,000 to 130,000 ounces of gold with cash costs of $1,065 to $1,130 per oz and AISC of $1,410 to $1,500 per oz.
Budgeted 2023 sustaining expenditures at Aurizona of $45 million include $18 million in capitalized waste stripping and $15 million for TSF expansions. Sustaining expenditures also include $1 million to complete installation of a pebble crusher, which is expected to help maintain plant processing capacity as the proportion of fresh rock in the ore feed increases.
Budgeted non-sustaining expenditures at Aurizona of $6 million in 2023 primarily relate to land acquisitions and exploration.
The Company is advancing plans for an expansion at Aurizona, as discussed in the Development Projects section.

Management’s Discussion and Analysis For the three and six months ended June 30, 2023
Fazenda Gold Mine, Bahia, Brazil
Fazenda is located in Bahia State, Brazil and has been in operation since 1984. Fazenda is primarily an underground operation complemented with production from several small open pits.
Operating and financial results for the three and six months ended June 30, 2023

		Three months ended			Six months ended
Operating data	Unit	June 30, 2023	March 31, 2023	June 30, 2022	June 30, 2023	June 30, 2022
Ore mined - open pit	kt	163	121	73	284	223
Waste mined - open pit	kt	1,489	1,556	766	3,045	1,495
Open pit strip ratio	w:o	9.16	12.83	10.48	10.73	6.71
Average open pit gold grade	g/t	1.47	1.51	1.56	1.49	1.52
Ore mined - underground	kt	188	193	260	380	477
Average underground gold grade	g/t	1.58	1.69	1.21	1.64	1.33
Ore mined - total	kt	350	314	333	664	700
Tonnes processed	kt	359	337	344	696	668
Average gold grade processed	g/t	1.51	1.58	1.35	1.54	1.45
Recovery	%	89.6	91.0	90.3	90.3	91.0
Gold produced	oz	15,479	15,685	13,362	31,164	28,103
Gold sold	oz	15,401	16,012	13,332	31,413	28,309
Financial data
Revenue	M$	30.2	30.1	24.8	60.3	52.7
Cash costs(1)	M$	20.0	18.5	17.2	38.4	31.1
Sustaining capital(1)	M$	2.3	1.6	3.1	3.9	6.3
Sustaining lease payments	M$	0.4	0.4	0.1	0.7	0.3
Reclamation expenses	M$	0.2	0.1	0.5	0.3	1.1
Total AISC(1)	M$	22.9	20.6	20.9	43.3	38.8
AISC contribution margin(1)	M$	7.3	9.6	3.8	16.9	13.9
Non-sustaining expenditures	M$	3.2	1.6	0.6	4.7	1.0
Mine-site free cash flow(1)	M$	4.1	8.0	3.2	12.2	12.9
Unit analysis
Realized gold price per oz sold	$/oz	1,958	1,877	1,854	1,917	1,858
Cash costs per oz sold(1)	$/oz	1,296	1,153	1,291	1,223	1,098
AISC per oz sold(1)	$/oz	1,487	1,279	1,572	1,381	1,369
Mining cost per tonne mined - open pit	$/t	2.43	2.25	1.83	2.34	1.89
Mining cost per tonne mined - underground	$/t	35.67	32.61	28.30	34.18	26.68
Processing cost per tonne processed	$/t	14.64	14.20	15.31	14.42	14.65
G&A cost per tonne processed	$/t	6.22	6.77	4.99	6.49	5.11
(1)Cash costs, sustaining capital, AISC, AISC contribution margin, mine-site free cash flow, cash costs per oz sold, and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
Q2 2023 Analysis
Production
In Q2 2023, ounces produced were 16% higher at a 5% lower AISC compared to Q2 2022. For the six months ended June 30, 2023, ounces produced were 11% higher at a 1% higher AISC compared to the comparative period in 2022. In Q2 2023, ounces sold were 16% higher and the average realized gold price was 6% higher compared to Q2 2022. For the six months ended June 30, 2023, ounces sold were 11% higher and the average realized gold price was 3% higher compared to the comparative period in 2022.
Gold production increased in the three and six months ended June 30, 2023 compared to the comparative periods in 2022 due primarily to an increase in the average underground gold grade and increased ore volumes processed.

Management’s Discussion and Analysis For the three and six months ended June 30, 2023
Open pit mining unit costs were higher in the three and six months ended June 30, 2023 compared to the comparative periods in 2022 due to an annual contract adjustment with the mining contractor. Underground mining unit costs were higher in the three and six months ended June 30, 2023 compared to the same periods in 2022 as a result of increased vehicle maintenance costs and fewer underground tonnes mined, resulting in an increase in fixed costs on a per unit basis. Processing unit costs were lower in the three and six months ended June 30, 2023 compared to the same periods in 2022, primarily due to higher volumes processed.
AISC per oz sold was lower in Q2 2023 compared to Q2 2022, primarily due to lower sustaining capital spend. AISC per oz sold was marginally higher in the six months ended 30 June 2023 compared to the comparative period principally due to higher mining costs.
Sustaining capital expenditures for the three and six months ended June 30, 2023 were $2.3 million and $3.9 million, respectively, primarily related to underground development and capitalized stripping. Non-sustaining expenditures for the three and six months ended June 30, 2023 were $3.2 million and $4.7 million, primarily related to exploration drilling.

Exploration and development
During the Quarter, the Company drilled 12,119 m of core focusing on Mineral Reserve replacement in the immediate underground mine area, bringing the year-to-date total to 23,307 m. An additional 11,270 m of RC drilling was completed, including 7,080 m on the Canto 2, Canto West and PPQ Gap brownfield targets and 4,190 m on the greenfield Barrocas SW target, which completed the planned surface exploration program for 2023. Exploration expenditures at Fazenda totaled $2.5 million during the Quarter.
Outlook
Fazenda’s production for 2023 is estimated at 60,000 to 65,000 ounces of gold, with cash costs estimated at $1,170 to $1,210 per oz and AISC estimated at $1,390 to $1,430 per oz.
Budgeted 2023 sustaining expenditures at Fazenda of $14 million primarily relate to $3 million for underground development, $2 million for open-pit waste stripping, $4 million for a TSF raise, and $3 million for fleet and plant refurbishment. Non-sustaining expenditures of $12 million include $3 million for underground development and $4 million for exploration.

Management’s Discussion and Analysis For the three and six months ended June 30, 2023
RDM Gold Mine, Minas Gerais, Brazil
RDM is located in Minas Gerais State, Brazil and commenced production in early 2014 as a conventional open-pit operation.
Operating and financial results for the three and six months ended June 30, 2023

		Three months ended			Six months ended
Operating data	Unit	June 30, 2023	March 31, 2023	June 30, 2022	June 30, 2023	June 30, 2022
Ore mined	kt	469	202	115	672	226
Waste mined	kt	2,472	2,343	3,165	4,815	8,283
Open pit strip ratio	w:o	5.27	11.58	27.47	7.17	36.65
Ore rehandled	kt	226	186	227	412	726
Tonnes processed	kt	654	397	346	1,050	912
Average gold grade processed	g/t	0.73	0.51	0.51	0.65	0.49
Recovery	%	88.0	89.8	86.8	88.5	87.0
Gold produced	oz	12,951	6,342	6,586	19,293	13,746
Gold sold	oz	12,904	6,024	6,825	18,928	13,987
Financial data
Revenue	M$	25.4	11.5	12.8	36.9	26.2
Cash costs(1)	M$	16.0	9.4	12.0	25.4	23.7
Sustaining capital(1)	M$	1.3	2.8	0.5	4.1	1.5
Sustaining lease payments	M$	2.5	1.9	0.1	4.4	0.1
Reclamation expenses	M$	0.2	0.2	0.1	0.4	0.3
Total AISC(1)	M$	20.0	14.3	12.7	34.3	25.6
AISC contribution margin(1)	M$	5.4	(2.8)	0.2	2.6	0.6
Care and maintenance	M$	—	1.0	4.3	1.0	4.6
Non-sustaining expenditures	M$	—	—	8.8	—	22.6
Mine-site free cash flow(1)	M$	5.4	(3.8)	(12.9)	1.6	(26.6)
Unit analysis
Realized gold price per oz sold	$/oz	1,956	1,897	1,869	1,938	1,868
Cash costs per oz sold(1)	$/oz	1,239	1,557	1,755	1,340	1,695
AISC per oz sold(1)	$/oz	1,553	2,368	1,849	1,812	1,836
Mining cost per tonne mined	$/t	2.91	2.53	3.22	2.74	3.07
Processing cost per tonne processed	$/t	11.39	14.16	20.20	12.43	16.48
G&A cost per tonne processed	$/t	2.34	5.39	4.97	3.49	4.11
(1)Cash costs, sustaining capital, AISC, AISC contribution margin, mine-site free cash flow, cash costs per oz sold, and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
Q2 2023 Analysis
Production
In Q2 2023, ounces produced were 97% higher at a 16% lower AISC compared to Q2 2022. For the six months ended June 30, 2023, ounces produced were 40% higher at a 1% lower AISC compared to the comparative period in 2022. In Q2 2023, ounces sold were 89% higher and the average realized gold price was 5% higher compared to Q2 2022. For the six months ended June 30, 2023, ounces sold were 35% higher and the average realized gold price was 4% higher compared to the comparative period in 2022.
Gold production increased for the three and six months ended June 30, 2023 compared to the same periods in 2022 as production in Q2 2022 was negatively impacted by limited access to high-grade ore in the pit due to the impact of pumping water from the TSF to the open pit to comply with regulatory requirements, and the temporary suspension of operations in mid-May as the result of a delay in receipt of permits for a scheduled TSF raise. Q2 2023 was RDM’s highest quarterly gold production since Q4 2021. The increase in production was driven by higher grades from the mining of in-situ ore, and reduced reliance on rehandling low-grade ore stockpiles.

Management’s Discussion and Analysis For the three and six months ended June 30, 2023
Mining unit costs were lower for the three and six months ended June 30, 2023 compared to the comparative periods in 2022 as mining was performed by a Company operated rental fleet of 15 60-ton trucks, compared to 2022 when mining was performed predominantly by a mining contractor. Processing unit costs were lower for the three and six months ended June 30, 2023 compared to the comparative periods in 2022 as tonnes processed have increased significantly over 2022 which had multiple suspensions of operations.
AISC per oz sold was lower for the three and six months ended June 30, 2023 compared to the comparative periods in 2022 principally because 2022 had production suspensions and mined less in-situ ore.
Exploration and development
No exploration drilling occurred at RDM during the Quarter and none is planned for 2023.
Sustaining capital expenditures for the three and six months ended June 30, 2023 were $1.3 million and $4.1 million, respectively, primarily related to TSF maintenance and capitalized stripping. Non-sustaining expenditures for the three and six months ended June 30, 2023 were nil.
Outlook
RDM production for 2023 is estimated at 50,000 to 60,000 ounces of gold. Cash costs are estimated at $1,460 to $1,620 per oz and AISC is estimated at $1,685 to $1,870 per oz.
Budgeted 2023 sustaining expenditures at RDM of $13 million include $8 million for a TSF raise to increase capacity and $3 million for deferred stripping.
There are no non-sustaining expenditures forecast for RDM in 2023.

Management’s Discussion and Analysis For the three and six months ended June 30, 2023
Santa Luz Gold Mine, Bahia, Brazil
Santa Luz is an open pit gold mine located in Bahia State, Brazil. Santa Luz poured first gold on March 30, 2022 and achieved commercial production effective October 1, 2022.
Operating and financial results for the three and six months ended June 30, 2023

		Three months ended			Six months ended
Operating data	Unit	June 30, 2023	March 31, 2023	June 30, 2022	June 30, 2023	June 30, 2022
Ore mined	kt	488	762	178	1,250	178
Waste mined	kt	2,375	3,069	5,493	5,444	7,085
Open pit strip ratio	w:o	4.87	4.03	30.90	4.36	39.86
Tonnes processed	kt	513	534	283	1,047	350
Average gold grade processed	g/t	1.33	1.26	1.12	1.30	1.11
Recovery	%	67.1	62.6	68.6	64.9	70.6
Gold produced	oz	15,321	14,485	5,551	29,806	5,761
Gold sold	oz	14,856	14,249	4,978	29,105	5,188
Financial data
Revenue	M$	29.2	27.0	9.1	56.2	9.5
Cash costs(1)(2)	M$	22.0	22.5	6.6	44.5	7.0
Sustaining capital(1)	M$	1.4	0.1	—	1.4	—
Sustaining lease payments	M$	0.1	0.1	—	0.1	—
Reclamation expenses	M$	0.3	0.3	0.2	0.5	0.2
Total AISC(1)	M$	23.8	23.0	6.8	46.5	7.2
AISC contribution margin(1)	M$	5.6	4.1	2.4	9.6	2.3
Care and maintenance	M$	—	—	—	—	—
Non-sustaining expenditures	M$	1.2	0.4	22.3	1.7	43.5
Mine-site free cash flow(1)(2)	M$	4.4	3.7	(19.9)	7.9	(41.2)
Unit analysis
Realized gold price per oz sold	$/oz	1,963	1,892	1,828	1,928	1,832
Cash costs per oz sold(1)	$/oz	1,480	1,581	1,321	1,529	1,354
AISC per oz sold(1)	$/oz	1,592	1,610	1,353	1,601	1,385
Mining cost per tonne mined	$/t	2.72	3.14	0.68	2.96	0.53
Processing cost per tonne processed	$/t	23.03	26.12	15.79	24.61	13.85
G&A cost per tonne processed	$/t	4.71	5.90	3.32	5.32	3.22
(1)Cash costs, sustaining capital, AISC, AISC contribution margin, mine-site free cash flow, cash costs per oz sold and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
(2)Consolidated cash cost per oz sold and AISC per oz sold for the three and six months ended June 30, 2022 excludes Santa Luz results while the mine was in pre-commercial production up until the achievement of commercial production at the end of Q3 2022.
Q2 2023 Analysis
Production
After working more than 1,000 days with no lost-time incidents, Santa Luz reported a fatality during the Quarter. Operations were suspended on June 2 and restarted on June 9. Equinox Gold has provided its full support to the individual’s family and the relevant authorities.
In Q2 2023, ounces produced were 6% higher compared to Q1 2023 at a 1% lower AISC. In Q2 2023, ounces sold were 4% higher and the average realized gold price was 4% higher compared to Q1 2023.
Production in Q2 2023 was in line with Q1 2023 and current expectations, despite operations being suspended for six days during the Quarter for a site-wide safety stoppage and training and to investigate the incident that resulted in a fatality. Santa Luz uses a resin-in-leach process plant to address the high total organic carbon content of the ore. The team continues to build upon its experience to efficiently operate and improve recoveries in the resin-in-leach plant and has successfully achieved higher overall recoveries than realized by previous operators who used activated carbon in a CIL plant. In May 2023, the plant averaged recoveries of 70.9%.

Management’s Discussion and Analysis For the three and six months ended June 30, 2023
Mining unit costs were lower in Q2 2023 compared to Q1 2023 due to additional work by the mining contractor in Q1 2023 that was not directly related to moving tonnes for mill feed. Processing unit costs in Q2 2023 were higher than Q1 2023 as Santa Luz continues to work on optimizing recoveries and process efficiencies.
AISC per oz sold for Q2 2023 was lower compared to Q1 2023 due to a 4% increase in gold ounces sold, despite the fact that Q2 2023 was impacted by a suspension during the safety stoppage and investigation mentioned above.
Exploration and development
The 2023 surface exploration program at Santa Luz was completed during the Quarter and included 7,630 m of RC drilling and 1,050 m of core drilling that focused on the near-mine Mansinha South deposit and three regional targets. Exploration expenditures totaled $1.3 million during the Quarter.
Sustaining capital expenditures for the three and six months ended June 30, 2023 were $1.4 million and $1.4 million, respectively, primarily related to TSF maintenance. Non-sustaining expenditures for the three and six months ended June 30, 2023 were $1.2 million and $1.7 million, respectively, primarily related to exploration.
Outlook
The focus at Santa Luz in 2023 is on stabilizing ore feed blend characteristics, attaining steady state plant throughput at design capacity of 2.7 million tonnes per year, and improving recoveries. Expectations are to achieve recoveries of 70% or more for H2 2023.
Production at Santa Luz in 2023 is estimated at 60,000 to 70,000 ounces of gold. Cash costs are estimated at $1,535 to $1,695 per oz and AISC is estimated at $1,775 to $1,950 per oz.
Budgeted 2023 sustaining expenditures at Santa Luz of $17 million include $10 million for a TSF raise to increase capacity and $3 million for deferred stripping.
Non-sustaining expenditures in 2023 include $2 million for exploration.

Management’s Discussion and Analysis For the three and six months ended June 30, 2023

DEVELOPMENT PROJECTS
Greenstone Project, Ontario, Canada
Greenstone is being advanced in a 60/40 partnership between Equinox Gold and Orion Mine Finance Group (“Orion”) through their respective interests in Greenstone Gold Mine GP Inc., which manages the project. The Company acquired a 50% interest in Greenstone in April 2021, and subsequently purchased an additional 10% interest from Orion to bring its total interest in the project to 60%. Greenstone will be an open-pit mine with the expectation of producing more than 5 million ounces of gold over an initial 14-year mine life. Gold production for the first five years of operations is estimated at more than 400,000 ounces annually with life-of-mine production expected to average 360,000 ounces annually, with 60% attributable to Equinox Gold.
On October 27, 2021, Equinox Gold announced groundbreaking for full-scale construction of Greenstone with a construction budget of US$1,225 million (100% basis) [at a rate of USD:CAD 1.25]. Construction is being funded on a pro rata basis with Equinox Gold funding 60% and Orion funding 40%.
2023 Update and Outlook
During Q1 2023, the last of the plant site buildings were enclosed and heated as planned. Installation of the two ball mills commenced on schedule and most major equipment had arrived on site. Work on the TSF continued to progress and water was diverted through the new Goldfield Creek Diversion. The sewage treatment plant, potable water treatment plant, pit fuel station and site-mixed emulsion plant were released to the operations team. Three additional CAT 793F haul trucks, one Komatsu PC5500 shovel and one Komatsu D375A-8 bulldozer were commissioned during Q1 2023.
During Q2 2023, mechanical, piping and electrical teams ramped up at site. Installation of various crushing and grinding equipment advanced and construction of the crusher retaining wall was completed in July 2023. Work on the ore storage dome structure was well advanced at the end of the Quarter and four of the six conveyors were erected by mid July. Inside the process plant, work advanced on multiple fronts and the ball mill shell installation and process control room were completed. Installation of the pre-leach thickener progressed ahead of schedule. Work continues to advance on the TSF and the tailings and reclaim water pipeline corridor. The new highway realignment was ahead of schedule at the end of Q2 2023 and paving started at the end of the Quarter. Demolition of the old Ministry of Transport patrol yard was completed. The natural gas pipeline project was also completed and natural gas is flowing to site. Power plant pre-commissioning activities started as planned during the Quarter. Mine pre-production activities have been operating 24/7 since Q4 2022, with 9.7 million tonnes of material moved to June 30, 2023. The truck shop was released to the operations team and the mine commissioned the first two pit viper 235 drill rigs and the eighth CAT 793F haul truck during the Quarter. Plant operational readiness activities also ramped up, focused on hiring, procedures, systems implementation, procurement activities to support start up, and workforce training.
At the end of Q2 2023, the total value contracted was $1,057 million (100% basis), representing approximately 86% of total budgeted capital expenditures, with 34% of the total cost awarded on a fixed cost basis and 19% awarded to Indigenous community companies or joint ventures. At the end of Q2 2023, $937 million (76%) of the $1,225 million construction budget had been spent (100% basis). The Company’s share was $92 million during the Quarter, $174 million year to date and $562 million project to date, which excludes capitalized interest and other non-cash amounts capitalized. The Company capitalized interest of $10 million during the Quarter, $17 million year to date and $32 million project to date. During fiscal 2023, Equinox Gold expects to fund $277 million of construction capital.
At July 21, 2023, as summarized in an Equinox Gold press release dated August 1, 2023, the overall project was 85% complete. Detailed engineering was 100% complete, construction was 83% complete and procurement was 87% complete. Progress for the construction disciplines includes plant site earthworks at 97% complete, concrete at 93% complete, structural steel at 89% complete, mechanical installations at 75% complete, electrical installations at 67% complete, piping installations at 67% complete and the TSF at 80% complete.
The project remains on budget and is on track to pour gold in the first half of 2024. Construction during Q3 2023 will include progress on site-wide mechanical, piping and electrical installations, continuing to assemble and install the conveyors, completing pre-commissioning of the power plant, and ramping-up pre-commissioning activities for the process plant and crushing systems. A significant number of subsystems in the process plant are expected to be mechanically complete by the end of Q3 2023. Operational readiness will continue to advance to be ready to support commissioning activities.

Management’s Discussion and Analysis For the three and six months ended June 30, 2023

DEVELOPMENT PROJECTS (CONTINUED)
Los Filos Expansion, Guerrero, Mexico
2023 Update and Outlook
On October 19, 2022, the Company released the results of an updated feasibility study for a potential expansion. While the economic and production estimates outlined in the feasibility study are predicated on construction of the CIL plant commencing in 2023, Equinox Gold has not made a construction decision at this time. Any decision to proceed with the Los Filos expansion will be made considering the operating stability in the region, market conditions, and availability and cost of capital.
Castle Mountain Expansion, California, USA
In March 2021, the Company announced the results of the feasibility study for a Phase 2 expansion at Castle Mountain. The current operation consists of placing 12,700 tonnes per day of ROM and crushed ore on a heap leach facility. Phase 2 is expected to expand ROM heap leaching and incorporate milling of higher-grade ore, increasing production to an average of 218,000 ounces per year for 14 years followed by leach pad rinsing to recover residual gold. Life-of-mine production including Phase 1 operations and end of mine life rinsing is estimated at 3.4 million ounces of gold over a 21-year mine life. On a standalone basis, Phase 2 is expected to produce 3.2 million ounces of gold with AISC in the lower industry quartile.
2023 Update and Outlook
The Company is engaging in optimization work on the processing circuit and expects to commence work on the Front End Engineering Design (“FEED”) in 2023.
While Phase 2 is expected to operate within the existing approved mine boundary, the changes to previously analyzed impacts, such as increased land disturbance within the mine boundary and increased water use, require modification to the Company’s approved Mine and Reclamation Plan (“Plan”) for the project. The Plan amendment application was submitted to the lead agencies (San Bernardino County and U.S. Bureau of Land Management (BLM)) in March 2022. The lead agencies reviewed Plan completeness in early 2023 and the BLM requested minor Plan changes, which were resubmitted for final BLM review during the Quarter. The Company anticipates the BLM will determine the Plan complete following its review and then enter into a Memorandum of Understanding (MOU) with the County and Castle Mountain to conduct an Environmental Impact Statement (EIS). The Company anticipates the draft EIS stage of formal environmental analysis to occur throughout 2024.
Aurizona Expansion, Brazil
The Company sees potential to extend the Aurizona mine life to more than 10 years and increase annual production through development of a new underground mine and satellite open pit deposits. The underground mine would operate concurrently with the existing open pit until the pit is fully mined out; afterwards, the satellite open pits would be mined concurrently with the underground mine.
2023 Update and Outlook
In Q2 2023, the Company continued to advance engineering studies for the addition of an underground mine at Piaba, including assessing an increase in underground ore production from the approximately 3,000 tonnes per day contemplated in the 2021 pre-feasibility study. Initial assessments indicate the potential for a long-life underground mine at Aurizona. The Company has determined more work is warranted prior to completion of a feasibility study and intends to include construction of a portal and decline in its 2024 budget, which would be sized to ultimately be useable as a production decline for underground operations, to allow for bulk sampling and underground exploration drilling. Results from this work will be incorporated into the feasibility study and construction decision.

HEALTH, SAFETY AND ENVIRONMENT
Health & Safety
After more than five years with no fatalities, Equinox Gold had a fatality during the Quarter. The incident occurred during work on the Santa Luz TSF; no other personnel were injured. A site-wide safety stop took place and Santa Luz held three full days of safety refresher training for its workforce before restarting operations. An investigation to determine the cause of the incident is underway, the learnings of which will be shared across the organization.
Equinox Gold had no lost-time injuries during the Quarter. The Company’s Lost-time Injury Frequency Rate (“LTIFR”) was 0.05 per million hours worked for the 12-month rolling period (0.00 for the Quarter), compared to the target of 0.63 per million hours worked for calendar year 2023. The Company’s Total Recordable Injury Frequency Rate (“TRIFR”), which is a measure of all injuries that require the attention of medically trained personnel, was 1.15 per million hours worked for the 12-month rolling period (1.44 for the Quarter), compared to the target of 3.25 per million hours worked for calendar year 2023.

Management’s Discussion and Analysis For the three and six months ended June 30, 2023

HEALTH, SAFETY AND ENVIRONMENT (CONTINUED)
Environment
The Company’s Significant Environmental Incident Frequency Rate (“SEIFR”) was 0.35 per million hours worked for the 12-month rolling period (0.21 for the Quarter) compared to the target of 1.60 per million hours worked for calendar year 2023.
There was one significant environmental incident during the Quarter as defined by the Company’s environmental standards. At Castle Mountain, four non-endangered birds were found on the side slope of the leach pad. The investigation found some small puddles of solution, but no significant ponding that would require netting. While current mitigation measures have reduced the risk of cyanide exposure for wildlife, Castle Mountain will test the effectiveness of sonic and ultra-sonic deterrent devices to achieve the Company’s vision of eliminating cyanide-related exposures.

COMMUNITY DEVELOPMENT AND ESG REPORTING
Community Engagement and Development
Equinox Gold engages in early, frequent and transparent dialogue with stakeholders as a means to build trust and provide a space for collaboration and long-term commitment. At all operations, dedicated community engagement teams seek feedback from local communities and stakeholders so that collaborative solutions to concerns can be implemented.
During the Quarter, community engagement activities and events were held at each of the Company’s sites. In Brazil, all sites implement community programs in support of education, sports, culture and skills training. Aurizona continues to have regular meetings with community representatives to address any concerns; as a result of these meetings, the site provided maintenance to local roads. Also at Aurizona, a community fitness program for the elderly was launched and donations of medical equipment were made to a local health clinic. Fazenda hosted its second on-site event for families of employees to raise awareness of our health and safety culture and to celebrate the site’s safety achievements. The site also conducted vibration monitoring in local communities and a communication campaign about vegetation removal activities. RDM coordinated environmental stewardship campaigns in local communities and donated supplies to a nursing home for the elderly. Santa Luz held meetings with local government officials and with Nova Esperança community representatives. The site also conducted an emergency simulation with local residents, hosted site tours for the families of employees and continued work on a program to develop local suppliers.
In Mexico, Los Filos continues to advance a water distribution project in Carrizalillo community and started the construction of sediment controls as requested by local communities. A maguey reforestation program was launched with Xochipala community, with the intention that Xochipala will eventually be able to harvest the maguey as an income-generating business. Los Filos also contributed to local fishing activities in Mezcala community with the donation of a batch of fry.
In the USA, Castle Mountain organized a mine tour for participants of the 2023 Desert Symposium, and the Castle Mountain team participated in community and public relations training.
In Canada, Greenstone hosted site tours for key stakeholders including members of its four First Nations partners and local government officials. Greenstone’s team also held meetings with the Community Sustainability Committee to provide project updates and respond to any questions and concerns. The site also launched a campaign addressed to youth applicants interested in working together with GGM to discuss concerns and opportunities arising from the mine’s activities.
ESG Reporting
Equinox Gold continues to publish select Health & Safety and Environmental data quarterly in the Responsible Mining section of the Company’s website. In May 2023, the Company published its 2022 ESG Report and data tables in line with the reporting frameworks of the Global Reporting Initiative (GRI) and the Sustainability Accounting Standards Board (SASB). Spanish and Portuguese versions of this report are also available on the Company’s website.
During the Quarter, the Company worked with its operating sites to compile its first Water Stewardship Report, which was published in July 2023. This report is aligned with the International Council on Mining and Metals (ICMM) Water Stewardship Framework.
In February 2023, the Company published its first Climate Action Report in line with the Task Force on Climate-related Financial Disclosures (TCFD) framework, which outlines the Company’s target of achieving a 25% reduction in Scope 1 and Scope 2 greenhouse gas emissions by 2030 compared to “business-as-usual” forecast emissions in 2030 if no intervention measures were taken.
During the Quarter, the Company also improved its ISS Environmental and Social Quality Scores from 7 to 4 and from 4 to 3, respectively, where 1 represents good disclosure and 10 represents poor disclosure, indicating that the Company improved its ESG reporting performance. On the Refinitiv ESG score, Equinox Gold achieved 53 out of 100, placing the Company in the third quartile, which indicates good ESG performance and above average transparency in ESG data disclosure.

Management’s Discussion and Analysis For the three and six months ended June 30, 2023

CORPORATE
Gold Prepay and Gold Purchase and Sale Arrangements
On March 24, 2023, the Company entered into a gold sale prepay arrangement (the “Gold Prepay”) with a syndicate of its existing lenders whereby the Company received net proceeds of $139.5 million in exchange for delivering 3,605 ounces of gold per month from October 2024 through July 2026 (the “Delivery Period”) for a total of 79,310 ounces. On June 23, 2023, the Company entered into an additional gold sale prepay transaction with an existing lender whereby the Company received an upfront cash prepayment of $9.9 million in exchange for delivering to the lender 263.5 ounces of gold per month during the Delivery Period for a total of 5,797 ounces. These transactions are referred to collectively as the “Gold Prepay Transactions”. Gold deliveries can be settled by production from any of the Company’s operating mines and the Gold Prepay Transactions can be settled prior to maturity through accelerated delivery of the remaining deliverable gold ounces.
Of the total cash prepayments of $150.0 million, $90.1 million was made on a fixed price basis of $2,170 per ounce of gold. The remaining $59.9 million of cash prepayments was made on a spot price basis, whereby if the spot price on delivery of the gold ounces exceeds or is less than $2,170 per ounce with respect to $50.0 million of the prepayments and $2,109 per ounce with respect to $9.9 million of the prepayments (the “Fixed Amount”), the Company will receive or pay in cash the difference between the spot price and the Fixed Amount, respectively, with a corresponding adjustment to revenue when the gold is delivered. On March 24, 2023 and June 23, 2023, concurrent with execution of the Gold Prepay Transactions, the Company entered into financial swap agreements for gold bullion whereby the Company will receive $2,170 and $2,109 per ounce in exchange for paying the spot price for 1,290.25 and 263.5 ounces per month, respectively, from October 2024 to July 2026.
In March 2023, the Company also signed a non-binding term sheet for a gold purchase and sale arrangement with Sandbox Royalties (“Sandbox”) whereby, on closing, the Company will receive a payment of $50 million from Sandbox in exchange for monthly deliveries equal to the greater of: a) 333 gold ounces and b) gold ounces equal to 1.2% of the monthly gold production from Greenstone Gold Mine (100% basis) (the “Sandbox Arrangement”). Gold deliveries would commence in October 2023 and continue until a total of 60,000 ounces have been delivered. Sandbox will make ongoing cash payments equal to 20% of the spot gold price for each gold ounce delivered. Gold deliveries can be from production from any of the Company’s operating mines. Equinox Gold will have the option to buy down up to 75% of the delivery obligation at the then current spot gold price, subject to adjustment for the ongoing payment and a minimum price per ounce of $2,000. The Sandbox Arrangement can be increased to $75 million on mutual agreement of Equinox Gold and Sandbox. Finalizing the Sandbox Arrangement is subject to signing a definitive agreement, lender approval, and successful intercreditor discussions.
Gold Collar Contracts
During Q1 and Q2 2023, the Company entered into gold collar contracts to manage cash flow variability during the construction period of Greenstone.
On January 31, 2023, the Company entered into gold collar contracts with a put strike price of $1,900 per ounce and an average call strike price of $2,065 per ounce, for 10,644 ounces per month from February 2023 to March 2024. On April 4, 2023, the Company entered into gold collar contracts with an average put strike price of $1,950 per ounce and an average call strike price of $2,250 per ounce, for 3,050 ounces per month from April 2023 through to March 2024.
The gold contracts have not been designated as hedges and are measured at fair value, determined based on forward gold prices, at the end of each reporting period, with changes in fair value recognized in other income or expense.
i-80 Gold Unit Sale
On March 31, 2023, the Company sold 11.6 million units (the “Units”) of i-80 Gold at a price of C$2.76 per Unit for gross proceeds of $23.6 million (the “i-80 Offering”). Each Unit consisted of one common share of i-80 Gold and one-half of one common share purchase warrant of i-80 Gold, with each whole warrant exercisable to purchase one common share of i-80 Gold at a price of C$3.45 per share for a period of 12 months closing of the i-80 Offering.
On disposition of the Company’s partial interest in i-80 Gold, the Company’s retained interest in i-80 Gold was reduced to 19.95% and reclassified from investment in associate to marketable securities measured at fair value through other comprehensive income or loss (“OCI” or “OCL”). The Company recognized a gain of $34.5 million, net of $0.8 million in transaction costs, in other income for the three months ended June 30, 2023 on the sale of its partial interest in i-80 Gold and the reclassification of the investment to marketable securities, calculated as the difference between the fair value of the retained interest of $119.9 million and proceeds from disposition of $23.6 million, and the carrying amount of the Company’s investment in i-80 Gold on the date of disposition.
Solaris Share Sale
During Q1 2023, the Company sold its remaining 12.0 million common shares of the Company’s investment in Solaris Resources Inc. (“Solaris”) for gross proceeds of $53.4 million (C$71.8 million).

Management’s Discussion and Analysis For the three and six months ended June 30, 2023

CORPORATE (CONTINUED)
Credit Facility Amendment
On February 17, 2023, the Company entered into an amending agreement with the syndicate of lenders to amend certain of the financial covenants under its Revolving Facility. In connection with the amendment, the interest rate margins applicable to the amounts drawn on the Revolving Facility of 2.25% to 3.50%, based on the Company’s total net leverage ratio, were increased to 2.50% to 4.50%. Effective February 17, 2023, amounts drawn under the Revolving Facility are subject to variable interest rates at the applicable term rate based on the Secured Overnight Financing Rate plus an applicable margin of 2.50% to 4.50%, based on the Company’s total net leverage ratio, and a credit spread adjustment of 0.10% to 0.25%, based on the interest period. On amendment, the Company recognized a modification loss of $4.3 million.
At-the-Market Equity Offering Program
For the three months ended June 30, 2023, the Company did not issue any common shares under its at-the-market equity offering program (“ATM Program”). For the six months ended June 30, 2023, the Company issued 4,369,615 common shares under the ATM Program at a weighted average share price of $3.88 per common share for total gross proceeds of $16.9 million.

FINANCIAL RESULTS

Selected financial results for the three and six months ended June 30, 2023 and 2022

$ amounts in millions, except per share amounts	Three months ended		Six months ended
	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
Revenue	$271.6	$224.6	$505.7	$447.8
Cost of sales
Operating expense	(192.7)	(170.7)	(364.9)	(323.0)
Depreciation and depletion	(48.2)	(37.0)	(95.6)	(79.3)
Income from mine operations	30.7	17.0	45.2	45.5
Care and maintenance expense	(0.3)	(4.7)	(1.4)	(5.1)
Exploration and evaluation expense	(4.0)	(4.5)	(5.8)	(7.7)
General and administration expense	(12.3)	(11.1)	(22.2)	(22.9)
Income from operations	14.1	(3.3)	15.7	9.7
Finance expense	(14.3)	(8.2)	(27.0)	(17.6)
Finance income	3.3	0.9	6.3	1.7
Share of net loss in associate	(1.1)	(5.9)	(17.1)	(7.5)
Other income (expense)	2.6	(32.7)	34.4	(51.7)
Net income (loss) before taxes	4.5	(49.2)	12.3	(65.3)
Income tax recovery (expense)	0.8	(29.5)	10.4	(33.2)
Net income (loss)	$5.4	$(78.7)	$22.8	$(98.5)
Net income (loss) per share attributable to Equinox Gold shareholders
Basic	$0.02	$(0.26)	$0.07	$(0.33)
Diluted	$0.02	$(0.26)	$0.07	$(0.33)
Income from mine operations
Revenue for Q2 2023 was $271.6 million (Q2 2022 - $224.6 million) on sales of 138,094 ounces of gold (Q2 2022 - 120,395 ounces). Revenue for the six months ended June 30, 2023 was $505.7 million (six months ended June 30, 2022 - $447.8 million) on sales of 261,389 ounces of gold (six months ended June 30, 2022 - 239,719 ounces). The increases in revenue of 21% and 13% for the three and six months ended June 30, 2023 compared to the same periods in 2022 were due to higher gold ounces sold, as explained below, and increases of 6% and 4%, respectively, in the average realized gold price per ounce sold.

Management’s Discussion and Analysis For the three and six months ended June 30, 2023

FINANCIAL RESULTS (CONTINUED)
For the three and six months ended June 30, 2023, the Company sold 15% and 9% more gold ounces compared to the comparative periods in 2022. The increase in gold sales was primarily due to the contribution of production from Santa Luz, which achieved commercial production at the end of Q3 2022, and higher production at Aurizona, RDM and Los Filos, offset partially by lower production at Mesquite and the impact of the sale of Mercedes in April 2022. At both Aurizona and RDM, the higher gold production was primarily due to higher grades and mill throughput. At Los Filos, the higher gold production was primarily due to higher ore tonnes mined, offset partially by lower recovery as a result of stacking ore with a higher copper content and solution management issues. The lower production at Mesquite was primarily due to fewer tonnes mined and stacked compared to the comparative periods of 2022, driven by mine sequencing.
Operating expense in Q2 2023 was $192.7 million (Q2 2022 - $170.7 million) and for the six months ended June 30, 2023 was $364.9 million (six months ended June 30, 2022 - $323.0 million). Operating expense in Q2 2023 increased 13% compared to Q2 2022 primarily due to the contribution of operating expense at Santa Luz and higher operating expense at RDM as a result of higher gold production, with RDM achieving its highest quarterly gold production since Q4 2021. Operating expense for the six months ended June 30, 2023 increased by 13% compared to the comparative period of 2022 primarily due to the contribution of operating expense at Santa Luz and higher operating expense at Aurizona, mainly as a result of higher production, offset partially by no contribution of operating expense at Mercedes following its sale in April 2022.
Depreciation and depletion in Q2 2023 was $48.2 million (Q2 2022 - $37.0 million) and for the six months ended June 30, 2023 was $95.6 million (six months ended June 30, 2022 - $79.3 million). The increase in depreciation and depletion for the three and six months ended June 30, 2023 compared to the comparative periods of 2022 was primarily due to the contribution of depreciation and depletion at Santa Luz and higher depreciation and depletion at Aurizona and Los Filos due to higher sales volumes.
General and administration
General and administration expense in Q2 2023 was $12.3 million (Q2 2022 - $11.1 million) and for the six months ended June 30, 2023 was $22.2 million (six months ended June 30, 2022 - $22.9 million). The increase in Q2 2023 compared to Q2 2022 was primarily due to an increase in professional fees, driven by an increase in finance consulting fees, offset partially by a decrease in salaries and benefits. The decrease for the six months ended June 30, 2023 compared to the comparative period of 2022 was primarily due to a decrease in office and other expenses, driven by a decrease in insurance costs, offset partially by an increase in share-based compensation, driven by an increase in the number of units granted due to timing of grants and an increase in headcount.
Share of net loss in associate
Share of net loss in associate in Q2 2023 was $1.1 million (Q2 2022 - $5.9 million) and for the six months ended June 30, 2023 was $17.1 million (six months ended June 30, 2022 - $7.5 million). The decrease in Q2 2023 compared to Q2 2022 was primarily due to the reclassification of the Company’s investment in i-80 Gold Corp. (“i-80 Gold”) from investment in associate to marketable securities in Q1 2023 as a result of the sale of a portion of the Company’s interest in i-80 Gold. The loss in Q2 2023 relates only to the Company’s investment in Sandbox. The increase in share of net loss for the six months ended June 30, 2023 compared to the comparative period of 2022 was due to a larger net loss incurred by i-80 Gold in Q4 2022, which Equinox Gold recognized its share of in Q1 2023.
Finance expense
Finance expense in Q2 2023 was $14.3 million (Q2 2022 - $8.2 million) and for the six months ended June 30, 2023 was $27.0 million (six months ended June 30, 2022 - $17.6 million). The increase for the three and six months ended June 30, 2023 compared to the comparative periods of 2022 was primarily due to an increase in both the amount drawn and interest rates on the Company’s Revolving Facility.
Other income (expense)
Other income for Q2 2023 was $2.6 million (Q2 2022 - other expense of $32.7 million) and for the six months ended June 30, 2023 was $34.4 million (six months ended June 30, 2022 - other expense of $51.7 million).

Management’s Discussion and Analysis For the three and six months ended June 30, 2023

FINANCIAL RESULTS (CONTINUED)
The following table summarizes the significant components of other income (expense):

	Three months ended		Six months ended
$’s in millions	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
Change in fair value of foreign exchange contracts	$22.8	$(5.2)	$41.3	$12.9
Change in fair value of gold contracts	7.9	5.1	3.0	(1.7)
Change in fair value of warrants	0.3	(39.6)	(3.4)	(58.2)
Change in fair value of power purchase agreement	(7.2)	—	(7.2)	—
Gain on sale of partial interest and reclassification of investment in i-80 Gold	—	—	34.5	—
Expected credit losses and write-offs	(13.4)	0.3	(13.3)	0.5
Loss on modification of Revolving Facility	—	—	(4.3)	—
Foreign exchange gain (loss)	(6.1)	7.9	(8.0)	(4.1)
Loss on sale of Mercedes	—	(7.0)	—	(7.0)
Gain on sale of assets to Sandbox	—	8.5	—	8.5
Other income (expense)	(1.8)	(2.7)	(8.0)	(2.5)
Total other income (expense)	$2.6	$(32.7)	$34.4	$(51.7)
The change in fair value of foreign exchange contracts for Q2 2023 was a gain of $22.8 million (Q2 2022 - loss of $5.2 million) and for the six months ended June 30, 2023 was a gain of $41.3 million (six months ended June 30, 2022 - gain of $12.9 million). The gains for the three and six months ended June 30, 2023 were driven primarily by a strengthening of the Brazilian Real (“BRL”) and Mexican Peso (“MXN”) compared to the USD. The loss for Q2 2022 was driven primarily by a weakening of the BRL compared to the USD. The gain for the six months ended June 30, 2022 was driven primarily by a strengthening of the BRL compared to the USD.
The change in fair value of warrants for Q2 2023 was a gain of $0.3 million (Q2 2022 - loss of $39.6 million) and for the six months ended June 30, 2023 was a loss of $3.4 million (six months ended June 30, 2022 - loss of $58.2 million). Equinox Gold held warrants to acquire shares of Solaris, all of which were exercised in March 2023. The loss for the six months ended June 30, 2023 was driven primarily by a decrease in Solaris’ share price compared to December 31, 2022 prior to exercising the warrants in March 2023. The loss for the three and six months ended June 30, 2022 was driven primarily by a decrease in Solaris’ share price compared to March 31, 2022 and December 31, 2021, respectively.
The change in the fair value of power purchase agreement relates to a power purchase agreement for the delivery of wind power to the Santa Luz mine at fixed prices based on a pre-determined formula for a predetermined annual volume over a period of 10 years. Effective April 1, 2023, management determined that, based on actual consumption being lower than expected and revised estimates of expected power usage requirements at Santa Luz over the contract term, the power purchase agreement no longer met the criteria to be considered held for the purpose of the receipt of a non-financial item in accordance with Santa Luz’s usage requirements. Accordingly, the Company recognized the contract as a derivative liability measured at fair value. At June 30, 2023, the fair value of Santa Luz’s power purchase derivative liability and the total loss recognized within other income (expense) in respect of the derivative liability during the three and six months ended June 30, 2023 was $7.2 million.
The expected credit losses and write-offs for Q2 2023 was a loss of $13.4 million (Q2 2022 - gain of $0.3 million) and for the six months ended June 30, 2023 was a loss of $13.3 million (six months ended June 30, 2022 - gain of $0.5 million). The expected credit losses and write-offs for the three and six months ended June 30, 2023 are primarily related to the impairment and write-off of a $9.9 million receivable owing from Pilar Gold Inc. (“PGI”) for partial consideration for the sale of the Pilar Mine (“Pilar”) in 2021.
Income tax recovery (expense)
In Q2 2023, the Company recognized a tax recovery of $0.8 million (Q2 2022 - tax expense of $29.5 million) and for the six months ended June 30, 2023 recognized a tax recovery of $10.4 million (six months ended June 30, 2022 - tax expense of $33.2 million). The tax recovery for the three and six months ended June 30, 2023 was primarily due to the tax benefits of foreign exchange recoveries in connection with the strengthening of the BRL and MXN, and an inflation adjustment in Mexico, offset partially by profitable operations in the US, Brazil, and Mexico. Tax expense for the three and six months ended June 30, 2022 was primarily due to profitable operations in the US and Brazil, and the impact of sales of subsidiaries, offset partially by the tax benefits of foreign exchange recoveries in connection with the strengthening of the BRL and MXN, and an inflation adjustment in Mexico.

Management’s Discussion and Analysis For the three and six months ended June 30, 2023

FINANCIAL RESULTS (CONTINUED)

Selected quarterly information
The following tables set out selected unaudited consolidated quarterly results for the last eight quarters through June 30, 2023:

$ amounts in millions, except per share amounts	June 30, 2023	March 31, 2023	December 31, 2022	September 30, 2022
Revenue	$271.6	$234.1	$259.3	$245.1
Cost of sales	—
Operating expense	(192.7)	(172.2)	(168.2)	(188.8)
Depreciation and depletion	(48.2)	(47.4)	(59.0)	(48.9)
Income from mine operations	30.7	14.5	32.0	7.4
Care and maintenance expense	(0.3)	(1.1)	(1.4)	(2.9)
Exploration and evaluation expense	(4.0)	(1.8)	(4.5)	(6.2)
General and administration expense	(12.3)	(9.9)	(12.8)	(10.9)
Income (loss) from operations	14.1	1.6	13.3	(12.6)
Finance expense	(14.3)	(12.7)	(12.4)	(10.3)
Finance income	3.3	3.0	2.6	1.3
Share of net (loss) income in associate	(1.1)	(16.0)	(3.6)	4.9
Other income (expense)	2.6	31.9	(4.9)	(11.3)
Net income (loss) before taxes	4.5	7.8	(5.0)	(28.0)
Income tax recovery (expense)	0.8	9.6	27.6	(2.1)
Net income (loss)	$5.4	$17.4	$22.6	$(30.1)
Net income (loss) per share attributable to Equinox Gold shareholders
Basic	$0.02	$0.06	$0.07	$(0.10)
Diluted	$0.02	$0.05	$0.07	$(0.10)

	June 30, 2022	March 31, 2022	December 31, 2021	September 30, 2021
Revenue	$224.6	$223.2	$381.2	$245.1
Cost of sales
Operating expense	(170.7)	(152.4)	(215.5)	(152.7)
Depreciation and depletion	(37.0)	(42.3)	(66.4)	(46.8)
Income from mine operations	17.0	28.5	99.4	45.7
Care and maintenance expense	(4.7)	(0.4)	(0.1)	(6.0)
Exploration and evaluation expense	(4.5)	(3.2)	(2.9)	(5.6)
General and administration expense	(11.1)	(11.8)	(17.3)	(12.4)
Income from operations	(3.3)	13.1	79.0	21.6
Finance expense	(8.2)	(9.4)	(10.3)	(10.7)
Finance income	0.9	0.8	1.1	1.1
Share of net (loss) income in associate	(5.9)	(1.6)	8.3	(5.3)
Other (expense) income	(32.7)	(19.0)	10.1	(18.0)
Net (loss) income before taxes	(49.2)	(16.1)	88.2	(11.3)
Income tax (expense) recovery	(29.5)	(3.7)	20.8	3.2
Net (loss) income	$(78.7)	$(19.8)	$109.0	$(8.1)
Net (loss) income per share attributable to Equinox Gold shareholders
Basic	$(0.26)	$(0.07)	$0.37	$(0.03)
Diluted	$(0.26)	$(0.07)	$0.32	$(0.03)

Management’s Discussion and Analysis For the three and six months ended June 30, 2023

LIQUIDITY AND CAPITAL RESOURCES
Liquidity Risk
The Company is exposed in varying degrees to a variety of financial instrument related risks including credit risk, liquidity risk and market risk. The Company’s exposures to financial risks and the Company’s objectives, policies and processes for managing those risks are described in note 32 to the Company’s consolidated financial statements for the year ended December 31, 2022. There were no significant changes to the Company's exposures to financial risks or to the Company's management of its exposures during the three and six months ended June 30, 2023 except as noted below.
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. At June 30, 2023, the Company had financial, operating and capital commitments of $547.2 million that require settlement within the next twelve months. The Company has a $700 million Revolving Facility available for general corporate purposes, other than for repayment of amounts owing under the 2019 and 2020 Convertible Notes. At June 30, 2023, the Company had cash and cash equivalents of $174.4 million and $127.5 million available under the Revolving Facility. On August 1, 2023, the Company drew $127.0 million on its Revolving Facility.
The Company's objective in managing its liquidity risk is to ensure there is sufficient capital to meet its short-term business requirements after taking into account the Company's holdings of cash and cash equivalents. The Company seeks to manage its liquidity risk through a rigorous planning, budgeting and forecasting process to help determine the funding requirements to support its current operations, development and expansion plans.
The Company also manages its liquidity risk by managing its capital structure. The Company's primary objective when managing capital is to ensure it will be able to continue as a going concern and that it has sufficient ability to satisfy its capital obligations and ongoing operational expenses, as well as having sufficient liquidity to fund suitable business opportunities as they arise. The Company makes adjustments to its capital structure as necessary in light of current economic conditions. The Company, upon approval from its Board of Directors, seeks to balance its overall capital structure through new share issues or by undertaking other activities as deemed appropriate under the specific circumstances. To maintain its capital structure, the Company may, from time to time, issue or buy back equity, draw down or repay debt, or sell assets.
Working capital
Cash and cash equivalents at June 30, 2023 were $174.4 million (December 31, 2022 - $200.8 million) and net working capital was $378.3 million (December 31, 2022 - $383.4 million). The decrease in working capital compared to December 31, 2022 is primarily due to decreases in cash and cash equivalents and an increase in the current portion of loans and borrowings, offset partially by an increase in marketable securities and inventories, and a decrease in accounts payable and accrued liabilities. The significant components of working capital are described below.
Marketable securities at June 30, 2023 were $122.6 million (December 31, 2022 - $36.9 million). The increase was primarily due to an increase of $119.9 million related to the reclassification of the Company’s investment in i-80 Gold from investment in associate to marketable securities following the partial sale of the Company’s interest in i-80 Gold at the end of March 2023. Partially offsetting the increase was a decrease of $21.6 million related to the sale of the Company’s remaining investment in Solaris in Q1 2023.
Trade and other receivables at June 30, 2023 were $63.0 million (December 31, 2022 - $76.1 million) and were mainly composed of $5.1 million of trade receivables from gold sales (December 31, 2022 - $8.2 million), $36.1 million of value-added taxes receivable from the Brazilian and Mexican governments (December 31, 2022 - $36.7 million), $1.7 million of receivables from asset sales (December 31, 2022 - $15.3 million) and income tax receivables of $14.4 million (December 31, 2022 - $13.2 million). The decrease in receivables from asset sales primarily relates to the write-off of a $9.9 million receivable owing from PGI for partial consideration for the sale of Pilar in 2021.
Current inventories at June 30, 2023 were $333.9 million (December 31, 2022 - $265.1 million). The increase was mainly due to an increase in heap leach inventories at Los Filos driven by a 35% increase in ounces on the leach pad and an 8% increase in cost per ounce on the leach pad, and an increase in stockpile inventories at Santa Luz.
Current liabilities at June 30, 2023 were $389.5 million (December 31, 2022 - $271.7 million). The increase was primarily due to reclassifying $136.8 million related to the Company’s 2019 convertible notes, which mature in April 2024, as current. Partially offsetting the increase was a $34.9 million decrease in accounts payable and accrued liabilities.

Management’s Discussion and Analysis For the three and six months ended June 30, 2023

LIQUIDITY AND CAPITAL RESOURCES (CONTINUED)
Cash flow
Cash provided by operating activities in Q2 2023 was $19.9 million (Q2 2022 - cash used of $26.9 million) and for the six months ended June 30, 2023 was $163.3 million (six months ended June 30, 2022 - cash used of $43.2 million). The increase in cash provided by operating activities in Q2 2023 compared to Q2 2022 was primarily due to higher income from mine operations, in addition to a net cash payment of $9.9 million received in connection with the gold prepay arrangement entered into in June 2023. The increase in cash provided by operating activities for the six months ended June 30, 2023 compared to the comparative period in 2022 was primarily due to net cash payments of $149.4 million received in connection with the gold prepay arrangements entered into in March and June 2023.
Cash used in investing activities in Q2 2023 was $111.6 million (Q2 2022 - $57.6 million) and for the six months ended June 30, 2023 was $168.4 million (six months ended June 30, 2022 - $182.4 million). For the three and six months ended June 30, 2023, the Company spent $110.9 million and $238.8 million, respectively, on capital expenditures (Q2 2022 - $142.2 million; six months ended June 30, 2022 - $266.1 million). The decrease in capital expenditures for the three and six months ended June 30, 2023 compared to the comparative periods in 2022 was primarily due to lower capital spending at Santa Luz as the mine completed construction and commenced commercial production at the end of Q3 2022, and lower capital spending at Los Filos, driven by reduced capitalized stripping in the Los Filos open pit, Bermejal underground development and equipment rebuilds, offset partially by higher capital spending at Greenstone as construction work continues. Capital expenditures at Greenstone for the three and six months ended June 30, 2023 were $93.3 million and $177.2 million, excluding capitalized interest of $10.0 million and $17.3 million, respectively. For the six months ended June 30, 2023, the Company received $53.4 million (six months ended June 30, 2022 - $40.1 million) related to the disposition of Solaris shares and $22.8 million (six months ended June 30, 2022 - nil) related to the sale of a partial interest in i-80 Gold. In Q2 2022, the Company received $53.2 million related to the sale of Mercedes.
Cash used in financing activities in Q2 2023 was $20.1 million (Q2 2022 - cash provided of $82.4 million) and for the six months ended June 30, 2023 was $23.6 million (six months ended June 30, 2022 - cash provided of $74.8 million). For the three and six months ended June 30, 2023, the Company drew nil and $126.7 million, respectively, on its Revolving Facility (Q2 2022 - $100.0 million; six months ended June 30, 2022 - $100.0 million). For the three and six months ended June 30, 2023, the Company repaid principal and interest of $16.0 million and $157.3 million, respectively (Q2 2022 - $13.1 million; six months ended June 30, 2022 - $25.2 million), and made lease payments of $9.0 million and $17.5 million, respectively (Q2 2022 - $5.9 million; six months ended June 30, 2022 - $11.4 million). The Company also received proceeds from other financing arrangements of $4.1 million and $7.9 million, respectively (three and six months ended June 30, 2023 - nil).
Corporate Investments
At June 30, 2023, the Company’s corporate investments included the following:
•49.2 million shares of i-80 Gold (TSX: IAU), representing approximately 17.8% of i-80 Gold on a basic basis
•58.1 million shares of Sandbox (not currently listed), representing approximately 34.4% of Sandbox on a basic basis
•25.4 million shares of Bear Creek (TSX: BCM), representing approximately 16.4% of Bear Creek on a basic basis
•8.1 million shares of Inca One (TSX: IO), representing approximately 19.99% of Inca One on a basic basis

OUTSTANDING SHARE DATA
As at the date of this MD&A, the Company has 312,946,887 shares issued and outstanding, 1,184,384 shares issuable under stock options and 6,828,899 shares issuable under RSU. The Company also has 44,458,207 shares potentially issuable on conversion of Convertible Notes. The fully diluted outstanding share count at the date of this MD&A is 365,418,377.

Management’s Discussion and Analysis For the three and six months ended June 30, 2023

COMMITMENTS AND CONTINGENCIES
The Company enters into contracts in the normal course of business that give rise to commitments for future payments. The following table summarizes the contractual maturities of the Company’s financial liabilities, and operating and capital purchase commitments, at June 30, 2023:

	Within 1 year	1-2 years	2-3 years	3-4 years	4–5 years	Thereafter	Total
Accounts payable and accrued liabilities	$190,912	$—	$—	$—	$—	$—	$190,912
Loans and borrowings(1)(2)	196,402	188,350	44,495	576,227	—	—	1,005,474
Derivative liabilities	3,612	—	—	—	—	—	3,612
Lease liabilities(2)	33,074	13,296	3,595	3,420	1,320	—	54,705
Other financial liabilities(2)	9,081	4,081	5,101	3,060	4,081	2,474	27,878
Reclamation and closure costs(2)	3,233	2,425	6,112	16,957	21,585	134,466	184,778
Purchase commitments(2)	94,882	10,581	8,262	7,567	7,275	31,607	160,174
Other operating commitments(2)	15,976	33,169	17,868	18,583	19,326	29,635	134,557
Total	$547,172	$251,902	$85,433	$625,814	$53,587	$198,182	$1,762,090
(1)Amount includes principal and interest payments, except accrued interest which is included in accounts payable and accrued liabilities.
(2)Amounts represent undiscounted future cash flows.
At June 30, 2023, the Company had the following outstanding matters involving contingencies:
Legal
The Company is a defendant in various lawsuits and legal actions for alleged fines, labour related and other matters in the jurisdictions in which it operates. Management regularly reviews these lawsuits and legal actions with outside counsel to assess the likelihood that the Company will ultimately incur a material cash outflow to settle a claim. To the extent management believes it is probable that a cash outflow will be incurred to settle a claim, a provision for the estimated settlement amount is recognized. At June 30, 2023, the Company recognized a provision of $8.2 million (December 31, 2022 - $9.2 million) for legal matters which is included in other non-current liabilities.
Environmental
A historic rain event caused widespread flooding in the Aurizona region in March 2021 and a fresh water pond on the Aurizona site overflowed during the rain event. The tailings facility and other infrastructure at the Aurizona site remained operational. The Company received notices from the local state government of environmental infractions related to turbidity in the local water supply at Aurizona with associated fines at June 30, 2023 totaling $12.7 million (December 31, 2022 - $9.7 million). In addition to the fines, pubic civil actions have been filed against the Company in the State and Federal courts claiming various damages as a result of the rain event. The Company and its advisors believe the fines and public civil actions are without merit and it is not probable that a cash outflow will occur. Accordingly, no amount has been recognized in relation to the fines.
The above matters could have an adverse impact on the Company's financial performance, cash flows and results of operations if they are not resolved favorably.

RELATED PARTY TRANSACTIONS
The Company's related parties include its subsidiaries, associate, joint operation and key management personnel. The Company's key management personnel is comprised of executive and non-executive directors and members of executive management. Except for the following, there were no significant related party transactions during the three and six months ended June 30, 2023.
In March 2023, the Company signed a non-binding term sheet for a gold purchase and sale arrangement with Sandbox (see Corporate section for details). Closing of the Sandbox Arrangement is subject to, among other items, signing a definitive agreement, lender approval, and successful intercreditor discussions. The Sandbox Arrangement will be a related-party transaction as Equinox Gold currently owns approximately 34.4% of Sandbox.

Management’s Discussion and Analysis For the three and six months ended June 30, 2023

NON-IFRS MEASURES
This MD&A refers to cash costs, cash costs per oz sold, AISC, AISC per oz sold, AISC contribution margin, adjusted net income, adjusted EPS, mine-site free cash flow, adjusted EBITDA, net debt, and sustaining capital expenditures that are measures with no standardized meaning under IFRS, i.e. they are non-IFRS measures, and may not be comparable to similar measures presented by other companies. Their measurement and presentation is consistently prepared and is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Numbers presented in the tables below may not sum due to rounding.
Cash costs and cash costs per oz sold
Cash costs is a common financial performance measure in the gold mining industry; however, it has no standard meaning under IFRS. The Company reports total cash costs on a per oz sold basis. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance and ability to generate operating income and cash flow from mining operations. Cash costs are calculated as mine site operating costs and are net of silver by-product credits. Cash costs are divided by ounces sold to arrive at cash costs per oz sold. In calculating cash costs, the Company includes silver by-product credits as it considers the cost to produce the gold is reduced as a result of the by-product sales incidental to the gold production process, thereby allowing management and other stakeholders to assess the net costs of gold production. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.
AISC per oz sold
The Company uses AISC per oz of gold sold to measure performance. The methodology for calculating AISC was developed internally and is calculated below. Current IFRS measures used in the gold industry, such as operating expenses, do not capture all of the expenditures incurred to discover, develop and sustain gold production. The Company believes the AISC measure provides further transparency into costs associated with producing gold and will assist analysts, investors and other stakeholders of the Company in assessing its operating performance, its ability to generate free cash flow from current operations and its overall value. AISC includes cash costs (described above) and also includes sustaining capital expenditures, sustaining lease payments, reclamation cost accretion and amortization and exploration and evaluation costs. This measure seeks to reflect the full cost of gold production from current operations, therefore, expansionary capital and non-sustaining expenditures are excluded.
Prior to Q2 2023, the Company’s calculation of cash costs included the principal portion of sustaining lease payments. Commencing in Q2 2023, to improve the comparability of the Company’s financial performance measures with its peers and align to the standards outlined by the World Gold Council, the Company has excluded sustaining lease payments from its calculation of cash costs and has included them as a component of AISC. The calculations of cash costs and AISC for comparative periods have been adjusted to conform with the current methodology and are different from the measures previously reported.

Management’s Discussion and Analysis For the three and six months ended June 30, 2023

NON-IFRS MEASURES (CONTINUED)
The following table provides a reconciliation of cash costs per oz of gold sold and AISC per oz of gold sold to the most directly comparable IFRS measure on an aggregate basis:

$’s in millions, except ounce and per oz figures	Three months ended			Six months ended
	June 30, 2023	March 31, 2023	June 30, 2022	June 30, 2023	June 30, 2022
Gold ounces sold	138,094	123,295	120,395	261,389	239,719
Santa Luz gold ounces sold(1)	—	—	(4,978)	—	(5,188)
Adjusted gold ounces sold	138,094	123,295	115,417	261,389	234,531
Operating expense	$192.7	$172.2	$170.7	$364.9	$323.0
Silver by-product credits	(0.7)	(0.3)	(1.1)	(1.0)	(2.1)
Fair value adjustment on acquired inventories	(4.1)	(5.9)	7.6	(10.0)	1.7
Santa Luz operating expense(1)	—	—	(6.6)	—	(7.0)
Total cash costs	$187.9	$165.9	$170.6	$353.8	$315.6
Cash costs per gold oz sold	$1,361	$1,346	$1,478	$1,354	$1,346
Total cash costs	$187.9	$165.9	$170.6	$353.8	$315.6
Sustaining capital	12.7	32.5	18.0	45.2	55.0
Sustaining lease payments	4.5	3.8	0.5	8.3	2.9
Reclamation expense	2.2	2.2	2.3	4.5	4.7
Sustaining exploration expense	—	—	0.1	—	1.1
Santa Luz reclamation expense(1)	—	—	(0.2)	—	(0.2)
Total AISC	$207.4	$204.4	$191.2	$411.8	$379.1
AISC per oz sold	$1,502	$1,658	$1,657	$1,576	$1,616
(1)Consolidated cash cost per oz sold and AISC per oz sold for the three and six months ended June 30, 2022 excludes Santa Luz results while the mine was in pre-commercial production up until the achievement of commercial production at the end of Q3 2022.

Sustaining Capital Expenditures
Sustaining capital expenditures are defined as those expenditures which do not increase annual gold ounce production at a mine site and excludes all expenditures at the Company’s projects and certain expenditures at the Company’s operating sites which are deemed expansionary. Sustaining capital expenditures can include, but are not limited to, capitalized stripping costs at open pit mines, underground mine development, mining and milling equipment and TSF raises.
The following table provides a reconciliation of sustaining capital expenditures to the Company’s total capital expenditures for continuing operations:

	Three months ended			Six months ended
$’s in millions	June 30, 2023	March 31, 2023	June 30, 2022	June 30, 2023	June 30, 2022
Capital additions to mineral properties, plant and equipment(1)	$131.4	$154.5	$167.4	$285.9	$296.5
Less: Non-sustaining capital at operating sites	(4.2)	(4.6)	(27.7)	(8.8)	(58.0)
Less: Non-sustaining capital at development projects	(103.3)	(91.1)	(106.4)	(194.5)	(166.8)
Less: Capital expenditures - corporate	(0.1)	(0.1)	(10.1)	(0.1)	(10.2)
Less: Other non-cash additions(2)	(11.2)	(26.1)	(5.2)	(37.3)	(6.4)
Sustaining capital expenditures	$12.7	$32.5	$18.0	$45.2	$55.0
(1)Per note 5 of the condensed consolidated interim financial statements. Capital additions exclude non-cash changes to reclamation assets arising from changes in discount rate and inflation rate assumptions in the reclamation provision.
(2)Non-cash additions include right-of-use assets associated with leases recognized in the period, capitalized depreciation for deferred stripping activities, and capitalized non-cash share-based compensation.

Management’s Discussion and Analysis For the three and six months ended June 30, 2023

NON-IFRS MEASURES (CONTINUED)
Total mine-site free cash flow
Mine-site free cash flow is a non-IFRS financial performance measure. The Company believes this measure is a useful indicator of its ability to operate without reliance on additional borrowing or usage of existing cash. In calculating total mine-site free cash flow, the Company excludes the impact of fair value adjustments on acquired inventories as these adjustments do not impact cash flow from operating mine sites. Mine-site free cash flow is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures of performance presented by other mining companies. Mine-site free cash flow should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
Prior to Q1 2023, mine-site free cash flow was calculated inclusive of fair value adjustments on acquired inventories. The calculation of mine-site free cash flow for comparative periods has been adjusted to conform with the current methodology and is different from the measure previously reported.
The following table provides a reconciliation of mine-site free cash flow to the most directly comparable IFRS measure on an aggregate basis:

	Three months ended			Six months ended
$’s in millions	June 30, 2023	March 31, 2023	June 30, 2022	June 30, 2023	June 30, 2022
Operating cash flow before non-cash changes in working capital	$81.2	$195.4	$16.4	$276.6	$49.9
Fair value adjustments on acquired inventories	4.1	5.9	(7.6)	10.0	(1.7)
Operating cash flow (generated) used by non-mine site activity(1)	(7.6)	(138.3)	31.9	(146.0)	65.2
Cash flow from operating mine sites	$77.7	$63.0	$40.8	$140.6	$113.4

Mineral property, plant and equipment additions	$131.4	154.5	167.4	$285.9	296.5
Less: Capital expenditures relating to development projects and corporate and other non-cash additions	(114.5)	(117.3)	(121.7)	(231.9)	(183.4)
Capital expenditure from operating mine sites	16.9	37.1	45.7	54.0	113.1
Lease payments related to non-sustaining capital items	4.3	4.8	3.7	9.1	7.1
Non-sustaining exploration expense	4.0	1.8	4.4	5.8	6.6
Total mine-site free cash flow	$52.4	$19.3	$(13.1)	$71.7	$(13.4)
(1)Includes taxes paid and proceeds from gold prepayments that are not factored into mine-site free cash flow and are included in operating cash flow before non-cash changes in working capital in the statement of cash flows.

AISC contribution margin, EBITDA and adjusted EBITDA
The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors, and other stakeholders use AISC contribution margin, AISC contribution margin per gold ounce sold and adjusted EBITDA to evaluate the Company’s performance and ability to generate cash flows and service debt. AISC contribution margin is defined as revenue less AISC. EBITDA is defined as earnings before interest, tax, depreciation and amortization. Adjusted EBITDA is defined as earnings before interest, tax, depreciation, and amortization, adjusted to exclude specific items that are significant but not reflective of the underlying operating performance of the Company, such as the impact of fair value changes of warrants, foreign exchange contracts and gold contracts; unrealized foreign exchange gains and losses, transaction costs, and non-cash share-based compensation expense. It is also adjusted to exclude items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance, such as impairments and gains and losses on disposals of assets.

Management’s Discussion and Analysis For the three and six months ended June 30, 2023

NON-IFRS MEASURES (CONTINUED)
The following tables provide the calculation of AISC contribution margin, EBITDA and adjusted EBITDA, as calculated by the Company:
AISC Contribution Margin

	Three months ended				Six months ended
$’s in millions	June 30, 2023	March 31, 2023	June 30, 2022		June 30, 2023	June 30, 2022
Revenue	$271.6	$234.1	$224.6		$505.7	$447.8
Less: AISC	(207.4)	(204.4)	(191.2)		(411.8)	(379.1)
AISC contribution margin	$64.2	$29.7	$24.3		$93.9	$59.2
Gold ounces sold	138,094	123,295	120,395		261,389	239,719
Less: Santa Luz gold ounces sold(1)	—	—	(4,978)		—	(5,188)
Adjusted gold ounces sold	138,094	123,295	115,417	—	261,389	234,531
AISC contribution margin per oz sold	$465	$241	$210		$359	$252
(1)AISC contribution margin for three and six months ended June 30, 2022 excludes Santa Luz results while the mine was in pre-commercial production up until the achievement of commercial production at the end of Q3 2022.

EBITDA and Adjusted EBITDA

	Three months ended			Six months ended
$’s in millions	June 30, 2023	March 31, 2023	June 30, 2022	June 30, 2023	June 30, 2022
Net income (loss)	$5.4	17.4	(78.7)	$22.8	(98.5)
Income tax (recovery) expense	$(0.8)	(9.6)	29.5	$(10.4)	33.2
Depreciation and depletion	48.4	47.5	37.3	95.9	79.9
Finance expense	14.3	12.7	8.2	27.0	17.6
Finance income	(3.3)	(3.0)	(0.9)	(6.3)	(1.7)
EBITDA	$64.0	$65.0	$(4.7)	$129.0	$30.4
Non-cash share-based compensation expense	1.8	1.5	1.3	3.4	2.2
Unrealized loss on warrants	(0.3)	3.7	39.6	3.4	58.2
Unrealized (gain) loss on gold contracts	(7.9)	5.4	—	(2.5)	—
Gain on gold contracts acquired in a business combination	—	—	(17.3)	—	(22.7)
Unrealized (gain) loss on foreign exchange contracts	(13.8)	(13.1)	6.2	(26.8)	(11.9)
Unrealized loss on power purchase agreement	7.2	—	—	7.2	—
Unrealized foreign exchange loss (gain)	3.6	2.3	(7.9)	6.0	2.7
Share of net loss of investment in associate	1.1	16.0	5.9	17.1	7.5
Other expense (income)(1)	15.2	(24.0)	0.9	(8.8)	0.6
Adjusted EBITDA	$70.9	$57.0	$24.0	$127.9	$66.9
(1)Other expense (income) for the three and six months ended June 30, 2023 includes a $13.4 million expected credit loss and write-offs primarily related to the impairment and write-off of a $9.9 million receivable owing from PGI for partial consideration for the sale of Pilar. Other income for the six months ended June 30, 2023 also includes a gain on sale of partial interest and reclassification of investment in i-80 Gold of $34.5 million.

Management’s Discussion and Analysis For the three and six months ended June 30, 2023

NON-IFRS MEASURES (CONTINUED)
Adjusted net income and adjusted EPS
Adjusted net income and adjusted EPS are used by management and investors to measure the underlying operating performance of the Company. Adjusted net income is defined as net income adjusted to exclude specific items that are significant but not reflective of the underlying operating performance of the Company, such as the impact of fair value changes in the value of warrants, foreign exchange contracts and gold contracts, unrealized foreign exchange gains and losses, and non-cash share-based compensation expense. It is also adjusted to exclude items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance, such as impairments and gains and losses on disposals of assets. Adjusted net income per share amounts are calculated using the weighted average number of shares outstanding on a basic and diluted basis as determined by IFRS.
The following table provides the calculation of adjusted net income and adjusted EPS, as adjusted and calculated by the Company:

	Three months ended			Six months ended
$’s and shares in millions	June 30, 2023	March 31, 2023	June 30, 2022	June 30, 2023	June 30, 2022
Net income (loss) attributable to Equinox Gold shareholders	$5.4	$17.4	$(78.7)	$22.8	$(98.5)
Add (deduct):
Non-cash share-based compensation expense	1.8	1.5	1.3	3.4	2.2
Unrealized loss on warrants	(0.3)	3.7	39.6	3.4	58.2
Unrealized (gain) loss on gold contracts	(7.9)	5.4	—	(2.5)	—
Gain on gold contracts acquired in a business combination	—	—	(17.3)	—	(22.7)
Unrealized (gain) loss on foreign exchange contracts	(13.8)	(13.1)	6.2	(26.8)	(11.9)
Unrealized loss on power purchase agreement	7.2	—	—	7.2	—
Unrealized foreign exchange loss (gain)	3.6	2.3	(7.9)	6.0	2.7
Share of net loss of investment in associate	1.1	16.0	5.9	17.1	7.5
Other expense (income)(1)	15.2	(24.0)	0.9	(8.8)	0.6
Income tax impact related to above adjustments	(1.1)	(0.1)	(0.4)	(1.2)	(2.1)
Unrealized foreign exchange (gain) loss recognized in deferred tax expense	(17.5)	(12.3)	2.4	(29.8)	(8.2)
Adjusted net loss	$(6.3)	$(3.0)	$(47.9)	$(9.3)	$(72.3)

Basic weighted average shares outstanding	312.8	311.6	303.7	312.2	302.9
Diluted weighted average shares outstanding	316.4	341.6	303.7	315.7	302.9
Adjusted loss per share - basic ($/share)	$(0.02)	$(0.01)	$(0.16)	$(0.03)	$(0.24)
Adjusted loss per share - diluted ($/share)	$(0.02)	$(0.01)	$(0.16)	$(0.03)	$(0.24)
(1)Other expense (income) for the three and six months ended June 30, 2023 includes a $13.4 million expected credit loss and write-offs primarily related to the impairment and write-off of a $9.9 million receivable owing from PGI for partial consideration for the sale of Pilar. Other income for the six months ended June 30, 2023 also includes a gain on sale of partial interest and reclassification of investment in i-80 Gold of $34.5 million.

Management’s Discussion and Analysis For the three and six months ended June 30, 2023

NON-IFRS MEASURES (CONTINUED)
Net debt
The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use net debt to evaluate the Company’s performance. Net debt does not have any standardized meaning prescribed under IFRS, and therefore it may not be comparable to similar measures employed by other companies. This measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performances prepared in accordance with IFRS. Net debt is calculated as the sum of the current and non-current portions of long-term debt, net of the cash and cash equivalent balance as at the balance sheet date. A reconciliation of net debt is provided below.

$’s in millions	June 30, 2023	March 31, 2023	December 31, 2022
Current portion of loans and borrowings	$136.8	$—	$—
Non-current portion of loans and borrowings	698.3	832.7	828.0
Total debt	835.1	832.7	828.0
Less: Cash and cash equivalents (unrestricted)	(174.4)	(284.9)	(200.8)
Net debt	$660.7	$547.8	$627.2

ACCOUNTING MATTERS
Basis of preparation and accounting policies
The Company’s consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). Details of the significant accounting policies for significant (or potentially significant) areas that have had an impact (or may have an impact in future periods) on the Company’s financial statements are disclosed in note 3 of the Company’s annual audited consolidated financial statements for the year ended December 31, 2022. Except as disclosed in note 2(b) of the Company’s condensed consolidated interim financial statements, the accounting policies applied in the preparation of the condensed consolidated interim financial statements are consistent with those applied in the Company’s annual audited consolidated financial statements for the year ended December 31, 2022.
Critical accounting estimates and judgments
In preparing the Company’s condensed consolidated interim financial statements in conformity with IFRS, management has made judgments, estimates and assumptions that affect the application of the Company’s accounting policies and the reported amounts of assets, liabilities, income and expense. Actual results may differ. Critical accounting estimates represent estimates that are uncertain and for which changes in those estimates could materially impact the condensed consolidated interim financial statements. All estimated and underlying assumptions are reviewed on an ongoing basis. Revisions are recognized in the period in which the estimates are revised and in any future periods affected. The critical accounting estimates and judgments that have the most significant effect in the preparation of the condensed consolidated interim financial statements are consistent with those disclosed in note 4 of the Company’s annual consolidated financial statements for the year ended December 31, 2022.

INTERNAL CONTROLS OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES
The Company's management, with the participation of the Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. These inherent limitations include the realities that judgements in decision making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the actions of one individual, by collusion of two or more people, or by unauthorized override of the control. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. During the three months ended June 30, 2023, there were no changes in internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting.

Management’s Discussion and Analysis For the three and six months ended June 30, 2023

CAUTIONARY NOTES AND FORWARD-LOOKING STATEMENTS
This MD&A contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation and may include future-oriented financial information. Forward-looking statements and forward-looking information in this MD&A relate to, among other things: the strategic vision for the Company and expectations regarding exploration potential, production capabilities and future financial or operational performance, including investment returns; the Company’s production and cost guidance; the timing for and Company’s ability to successfully advance its growth and development projects, including the construction of Greenstone and the expansions at Los Filos, Aurizona and Castle Mountain; the strength of the Company’s balance sheet, and the Company’s liquidity and future cash requirements; the closing of the Sandbox Arrangement; the aggregate value of common shares which may be issued pursuant to the at-the-market equity offering program; the potential future offerings of Securities under the Base Shelf Prospectus or corresponding Registration Statement and any Prospectus Supplement; the potential future proceeds to the Company from the exercise of the Company’s grant of i-80 warrants; the Company’s expectations for reducing its GHG emissions and the impact of its operations on climate change, including reaching its GHG emissions reduction target; the expectations for the Company’s investments in Sandbox, i-80 Gold, PGI, Inca One and Bear Creek; and conversion of Mineral Resources to Mineral Reserves. Forward-looking statements or information generally identified by the use of the words “believe”, “will”, “advance”, “achieve”, “strategy”, “increase”, “plan”, “vision”, “improve”, “maintain”, “potential”, “intend”, “on budget”, “anticipate”, “expect”, “estimate”, “on track”, “target”, “objective”, and similar expressions and phrases or statements that certain actions, events or results “may”, “could”, or “should”, or the negative connotation of such terms, are intended to identify forward-looking statements and information. Although the Company believes that the expectations reflected in such forward-looking statements and information are reasonable, undue reliance should not be placed on forward-looking statements since the Company can give no assurance that such expectations will prove to be correct.
The Company has based these forward-looking statements and information on the Company’s current expectations and projections about future events and these assumptions include: Equinox Gold’s ability to achieve the exploration, production, cost and development expectations for its respective operations and projects; prices for gold remaining as estimated; currency exchange rates remaining as estimated; availability of funds for the Company’s projects and future cash requirements; the ability of the Company and Sandbox to complete the Sandbox Arrangement; prices for energy inputs, labour, materials, supplies and services remaining as estimated; holders of i-80 warrants having sufficient funds to exercise warrants; construction of Greenstone being completed and performed in accordance with current expectations; expansion projects at Los Filos, Castle Mountain and Aurizona being completed and performed in accordance with current expectations; the mine plans outlined in the technical reports for each project, including estimated development schedules, are unchanged; tonnage of ore to be mined and processed and ore grades and recoveries are consistent with mine plans; capital, decommissioning and reclamation estimates remaining as estimated; Mineral Reserve and Mineral Resource estimates and the assumptions on which they are based; no labour-related disruptions and no unplanned delays or interruptions in scheduled construction, development and production, including by blockade or industrial action; the Company’s working history with the workers, unions and communities at Los Filos; all necessary permits, licenses and regulatory approvals are received in a timely manner; the Company’s ability to comply with environmental, health and safety laws and other regulatory requirements; the strategic visions for Sandbox, i-80 Gold, PGI, Inca One and Bear Creek and their respective abilities to successfully advance their businesses; the ability of PGI, Inca One and Bear Creek to meet their respective payment commitments to the Company; and the ability of Equinox Gold to work productively with its joint venture partner and Indigenous partners at Greenstone. While the Company considers these assumptions to be reasonable based on information currently available, they may prove to be incorrect. Accordingly, readers are cautioned not to put undue reliance on the forward-looking statements or information contained in this MD&A.
The Company cautions that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements and information contained in this MD&A and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in gold prices; fluctuations in prices for energy inputs, labour, materials, supplies and services; fluctuations in currency markets; operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); inadequate insurance, or inability to obtain insurance to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and Indigenous populations; the effect of blockades and community issues on the Company’s production and cost estimates; the Company’s ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner or at all; changes in laws, regulations and government practices, including mining, environmental and export and import laws and regulations; legal restrictions relating to mining; risks relating to expropriation and nationalization of resources; increased competition in the mining industry; a successful relationship between the Company and its joint venture partner; the failure by PGI, Inca One or Bear Creek to meet their respective commitments to the Company; and those factors identified in the section “Risks and Uncertainties” in the Company’s MD&A for the year ended December 31, 2022 and in the section titled “Risks Related to the Business” in the Company’s most recently filed Annual Information Form which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

Management’s Discussion and Analysis For the three and six months ended June 30, 2023

CAUTIONARY NOTES AND FORWARD-LOOKING STATEMENTS (CONTINUED)
Forward-looking statements and information are designed to help readers understand management's views as of that time with respect to future events and speak only as of the date they are made. Except as required by applicable law, the Company assumes no obligation to update or to publicly announce the results of any change to any forward-looking statement or information contained or incorporated by reference to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements and information. If the Company updates any one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect to those or other forward-looking statements. All forward-looking statements and information contained in this MD&A are expressly qualified in their entirety by this cautionary statement.
Cautionary Note to U.S. Readers Concerning Estimates of Mineral Reserves and Mineral Resources
Disclosure regarding the Company's mineral properties, including with respect to mineral reserve and mineral resource estimates included in this MD&A, was prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the Securities and Exchange Commission (the “SEC”) generally applicable to U.S. companies. Accordingly, information contained in this MD&A is not comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

TECHNICAL INFORMATION
Doug Reddy, MSc, P.Geo, Chief Operating Officer, and Scott Heffernan, MSc, P.Geo., EVP Exploration, are the Qualified Persons under NI 43-101 for Equinox Gold and have reviewed and approved the technical content of this document.